2003 Annual Report


TELCYTA
TELCYTA
TELCYTA

New Cancer Medicines

Product

PRODUCT CANDIDATE	CLINICAL INDICATION	Research	Preclinical	Phase 1	Phase 2	Phase 3
TELCYTA™ (TLK286)	Ovarian cancer					
	Non-small cell lung cancer					
	Ovarian cancer				Complete	
	Non-small cell lung cancer				Complete	
	Colorectal cancer				Complete	
	Breast cancer					
	Non-small cell lung cancer (Taxotere® combination)					
	Ovarian cancer (Paraplatin® combination)					
	Ovarian cancer (Doxil® combination)					
	Non-small cell lung cancer (Cisplatin combination, front-line treatment)					
TELINTRA™ (TLK199)	Myelodysplastic syndrome					
	Oral formulation					
GST inhibitor	Cancer					
Raf kinase inhibitor	Cancer					
Aurora kinase inhibitor	Cancer					
DNA methyl transferase inhibitor	Cancer					
PARG inhibitor	Cancer					
IGF-1 inhibitor	Cancer					
Insulin receptor activators	Type 2 diabetes					
MCP-1 antagonist	Inflammatory diseases, cancer					



To Our Stockholders

In 2003, there were approximately 1,334,100 new cases of cancer diagnosed in the United States, and the NCI estimated the overall cost of cancer was $190 billion. About one third of these cancer patients will die of their disease within five years. As our population ages, these numbers will increase dramatically. The parallel trend toward longer survival of cancer patients will create an enormous demand for drugs that are effective and well tolerated, since current chemotherapy has limited effectiveness and typically extracts an enormous toll in terms of toxicity. A cancer patient should not have to choose between living and living well.

Telik is in the forefront of discovering and developing new drugs to help cancer patients.

Our lead product candidate, TELCYTA™, has been tested in hundreds of patients and in multiple clinical trials. TELCYTA employs a novel mechanism of action called *Targeted Activation* in which the drug is preferentially activated within cancer cells, releasing reactive fragments that interfere with multiple cellular processes required for growth. A potential advantage of this approach is the relative sparing of normal tissues, reflected in the good tolerability seen so far. In addition, development of drug resistance is a major obstacle to the continued effectiveness of all standard cancer drugs. Since TELCYTA interferes with multiple cellular processes, the cancer cell might not evade the effects of TELCYTA through simple genetic adaptations.

In the past three years, we have carefully laid the foundation for the development of TELCYTA. We have completed multiple clinical trials testing TELCYTA as a single agent in our lead indications of ovarian and non-small cell lung cancer, as well as having shown positive clinical data in metastatic breast cancer. We reported interim results showing that TELCYTA, in combination with current front-line cancer therapies, augments their effectiveness without adding significantly to toxicity. The potential combinability of TELCYTA with currently approved drugs dramatically increases the economic value of TELCTYA to Telik. We are now in the final stages of the development process and have received Fast Track designation for TELCYTA for our registration trials in ovarian and non-small cell lung cancer. These trials have also successfully completed the Special Protocol Assessment process administered by the FDA.

Entering 2003, we believed it was important to add critical elements to complement TELCYTA in order to build a substantial and growing company that will reward our stakeholders and continue to contribute to the solution of the cancer problem. These elements included an additional clinical development compound, a robust preclinical pipeline and an underlying proprietary technology that can provide a sustainable competitive advantage. We have made significant progress in each area.

We reported positive interim results with TELINTRA™, our second most advanced compound, in patients with myelodysplastic syndrome (MDS) at the American Society of Hematology meeting. MDS is a pre-leukemic blood disorder characterized by low blood cell levels. TELINTRA caused clinically significant improvement in white blood cell levels that are responsible for resistance to infection, as well as increases in red cells and platelets. We are completing this trial and will consider options for TELINTRA that include further development for MDS, a disease of increasing incidence, as well as in development of an oral formulation to address the large blood growth factor markets currently led by drugs such as Epogen® and Neulasta®.

TRAP™, our underlying drug discovery technology, continues to perform. It has been the source of our pipeline and has provided us with a very favorable intellectual property position. We announced a successful TRAP technology collaboration with Roche, a global pharmaceutical company, which helps to ensure our drug discovery technology remains competitive. We also describe in this report a full pipeline of lead compounds arising from our collaborations using TRAP with major academic cancer centers that are at the forefront of translational cancer research, now a national imperative. These efforts should help us maintain our competitive advantage as we move forward.

The future will pose ever greater challenges as we manage complex TELCYTA clinical trials in multiple countries, plan for commercial activities, advance development of TELINTRA, and ensure that our future product pipeline is robust. I would like to express our commitment that we will make every effort to continue to meet the challenges of growth.

Sincerely,

Michael M. Wick M.D., Ph.D.
Chairman, Chief Executive Officer and President

Telik, Inc. Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from ___________ to___________.

Commission file number: 0-31265

TELIK, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**93-0987903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3165 Porter Drive, Palo Alto, CA 94304
(Address, including zip code, of principal executive offices)

Registrant's telephone number, including area code: (650) 845-7700

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☒ NO ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $432,805,000 as of June 30, 2003, based upon the closing sale price on the Nasdaq National Market reported for such date. The determination of affiliate status for the purposes of this calculation is not necessarily a conclusive determination for other purposes. The calculation excludes approximately 8,848,538 shares held by directors, officers and stockholders whose ownership exceeded five percent of the Registrant's outstanding Common Stock as of June 30, 2003. Exclusion of these shares should not be construed to indicate that such person controls, is controlled by or is under common control with the Registrant.

There were 43,646,405 shares of Registrant's Common Stock issued and outstanding as of February 27, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement for the Registrant's Annual Meeting of Stockholders to be held on May 12, 2004.

TELIK, INC.
2003 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	Submission of Matters to a Vote of Security Holders	15
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	16
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	38
Item 8.	Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38
Item 9A.	Controls and Procedures	38
PART III		
Item 10.	Directors and Executive Officers of the Registrant	40
Item 11.	Executive Compensation	40
Item 12.	Security Ownership of Certain Beneficial Owners and Management	40
Item 13.	Certain Relationships and Related Transactions	40
Item 14.	Principal Accounting Fees and Services	40
PART IV		
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	41
SIGNATURES		44
FINANCIAL STATEMENTS		
	Report of Ernst & Young LLP, Independent Auditors	F-1
	Balance Sheets	F-2
	Statements of Operations	F-3
	Statements of Stockholders' Equity	F-4
	Statements of Cash Flows	F-5
	Notes to Financial Statements	F-6

Disclosure Regarding Forward-Looking Statements

This report on Form 10-K, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "potential," or "continue" or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout the Form 10-K and are statements regarding our current intent, belief, or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of positive interim or final results of our Phase 2 clinical trials, the progress and timing of our research programs, including clinical testing, our anticipated timing for filing additional IND, or Investigational New Drug, applications with the Food and Drug Administration for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology, which is discussed below), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations and to enter into additional TRAP collaborations, our future operating expenses, our future losses, our future expenditures for research and development, the sufficiency of our cash resources and our use of proceeds from our follow-on public offering in 2003. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report on Form 10-K. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the section of Item 7 entitled "Risk Factors," and elsewhere in this report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

"Telik," the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks of Telik, Inc. All other brand names or trademarks appearing in this report on Form 10-K are the property of their respective holders.

PART I

Item 1. Business.

OVERVIEW

Telik, Inc., a Delaware corporation formed in 1988, is a biopharmaceutical company working to discover, develop and commercialize innovative small molecule drugs to treat serious diseases. Our most advanced drug development candidate is TELCYTA (TLK286), a tumor-activated small molecule cancer product candidate. We initiated a Phase 3 registration trial of TELCYTA for the treatment of ovarian cancer in March 2003, and plan to initiate a Phase 3 registration trial of TELCYTA in non-small cell lung cancer in 2004. We are also conducting additional clinical trials of TELCYTA in non-small cell lung, ovarian and breast cancer. TELINTRA (TLK199), our second product candidate, is in a Phase 1-2 trial in myelodysplastic syndrome, a form of pre-leukemia. We discovered our product candidates using our proprietary drug discovery technology, TRAP, which enables the rapid and efficient discovery of small molecule product candidates. We have not obtained regulatory approval for the commercial sale of any products and we have not received any revenues from the commercial sale of products.

TELCYTA, our lead cancer product candidate, is a small molecule tumor-activated cancer product candidate that we are evaluating for the treatment of cancers that are resistant to standard chemotherapy drugs. TELCYTA binds to glutathione S-transferase P1-1, or GST P1-1, a protein that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, breast and other types of cancer. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs, and this elevation is associated with the development of resistance to these drugs. When TELCYTA binds to GST P1-1 inside a cancer cell, a chemical reaction occurs, releasing fragments of TELCYTA that cause programmed cancer cell death, or apoptosis.

TELCYTA has shown single agent antitumor activity in Phase 2 trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. In addition to these Phase 2 single agent trials TELCYTA is being studied in combination with standard chemotherapy agents in Phase 1-2 trials. In these trials, TELCYTA is administered in escalating doses in combination with a standard dose of approved chemotherapy drugs. These studies consist of TELCYTA in combination with Paraplatin® in recurrent ovarian cancer, TELCYTA in combination with Doxil® in platinum refractory or resistant ovarian cancer and TELCYTA in combination with Taxotere® in platinum resistant non-small cell lung cancer. Positive interim results from these trials were presented at the annual meeting of the American Society of Clinical Oncology in June 2003 and at the American Association for Cancer Research—National Cancer Institute—European Organization for Research and Treatment of Cancer, or AACR-NCI-EORTC, Molecular Targets and Cancer Therapeutics Conference in November 2003.

We initiated a Phase 3 registration trial of TELCYTA for the treatment of ovarian cancer in March 2003. We plan to initiate a Phase 3 registration trial of TELCYTA in non-small cell lung cancer in 2004. We have completed a Special Protocol Assessment review by the U.S. Food and Drug Administration ("FDA") and have received Fast Track designation for both trials. We have retained worldwide commercialization rights for TELCYTA.

TELINTRA, our second cancer product candidate, is a small molecule bone marrow stimulant that we are developing for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. Neutropenia and anemia are associated with myelodysplastic syndrome, or MDS, a form of pre-leukemia for which there is no approved therapy. Neutropenia is also a toxic side effect of cancer chemotherapy. TELINTRA activates signaling pathways that lead to the growth and differentiation of blood cells. In preclinical tests, TELINTRA has been shown to stimulate white blood cell production. This effect may provide the basis for the treatment of MDS and other conditions associated with low blood cell production with TELINTRA. We initiated a Phase 1-2 clinical trial in MDS in April 2002. Interim results presented at the American Association of *Cancer* Research meeting in April 2003 and at the American Society of Hematology in December 2003 showed positive effects in patients with MDS. We have retained worldwide commercialization rights for TELINTRA.

Our next product candidate may be selected from our ongoing discovery research programs and our collaborators with leading cancer centers. These include compounds intended to activate the insulin receptors intended for the treatment of diabetes, inhibitors of GST, Raf kinase and other enzymes that we believe are critical to the growth of cancer cells and intended for the treatment of cancer, as well as MCP-1 inhibitors that have potential for the treatment of inflammatory diseases.

We discovered all of our product candidates using our proprietary technology, Target-Related Affinity Profiling, or TRAP, which enables the rapid and efficient discovery of small molecule product candidates. TRAP exploits a fundamental property of all drugs, which is their selective interaction with proteins. By developing a profile of how small molecule chemicals interact with a reference panel of proteins, we believe we can identify compounds active against disease-related protein targets much faster than with alternative technologies.

Our Strategy

Our goal is to become a leading pharmaceutical company focused on discovering, developing and commercializing innovative small molecule drugs to treat serious diseases including cancer, diabetes and inflammatory diseases. Key elements of our strategy are to:

- **Develop small molecule drugs for major disease areas.** We intend to develop small molecule drugs to address unmet needs in the areas of cancer, diabetes and inflammatory diseases. The number of patients with these diseases has been increasing due primarily to the aging population. This has led to a growing demand for new drugs that offer competitive advantages over existing products, such as improved effectiveness and reduced side effects. The advantages of small molecule drugs over therapeutic proteins include the ease of manufacturing and administration, the potential for oral dosing and applicability to a wider range of disease targets, including those inside the cell.

- **Retain commercial rights to our product candidates.** We plan to seek to retain significant commercial rights to our product candidates by conducting clinical development activities at least through initial proof of efficacy in humans. Since the development process for cancer drugs is relatively short and well defined, the cost and time required to bring new drugs to market is significantly less than that required for other therapeutic categories, permitting us to retain commercialization rights through completion of clinical trials. In disease areas that require larger and longer clinical trials, such as diabetes, we plan to share the risks and costs of development by partnering these programs before completion of registration trials, which we expect may require granting commercialization rights to our collaborators.

  Our goal is to develop and commercialize our cancer product candidates in North America. We believe that the hospital-based cancer market in the United States is readily accessible by a limited sales and marketing presence due to the concentrated market of prescribing physicians coupled with the substantial unmet therapeutic needs. As appropriate, we will seek to establish collaborations with multinational pharmaceutical companies to assist in the commercialization of our product candidates.

- **Select targets strategically.** We believe that we can apply our TRAP drug discovery technology to virtually any protein target. We regularly review the progress of scientific and clinical research in important disease areas to identify targets with commercial potential. By careful selection of targets, we intend to develop product candidates with a clear path to regulatory approval and the potential to show early evidence of clinical efficacy. This strategy will allow us to reduce the risk inherent in drug discovery and accelerate the commercialization of our product candidates.

- **Use TRAP to sustain a pipeline of product candidates.** We believe our proprietary TRAP drug discovery platform allows us to rapidly and efficiently identify small molecules active against potential disease targets. We have used and plan to continue to use this platform to provide a pipeline of future product development candidates generated internally or through collaborations. For example, through a collaboration with the University of Arizona Cancer Center, we are applying TRAP to identify novel compounds active against a wide range of potential cancer targets. We plan to secure additional academic partners for the use of TRAP technology. We also have entered into corporate collaborations, most recently with Hoffman-La Roche Inc. to assist our partners in identifying product candidates for promising therapeutic targets.

Product Candidate Pipeline Summary

We have concentrated our efforts in three therapeutic areas: cancer, diabetes and inflammatory diseases. We periodically reevaluate and prioritize our research programs. The following table summarizes key information about our current product candidate pipeline:

Product Candidate	Clinical Indication	Development Status	Commercialization Rights
Clinical			
TELCYTA(TLK286) Tumor-activated cancer product candidate	Ovarian cancer Non-small cell lung cancer Ovarian cancer Non-small cell lung cancer Colorectal cancer Breast cancer Ovarian cancer (Doxil® combination) Ovarian cancer (Paraplatin®) combination) Non-small cell lung cancer (Taxotere® combination)	Phase 3—on going Phase 3—planned Phase 2—completed Phase 2—completed Phase 2—completed Phase 2—ongoing Phase 2—ongoing Phase 1-2—ongoing Phase 2—ongoing	Worldwide
TELINTRA(TLK199) Bone marrow stimulant	MDS	Phase 1-2—ongoing	Worldwide
Preclinical			
GST inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
Raf kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
Aurora kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
DNA methyl transferase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
PARG (Poly(ADP-ribose) Glycohydrolase)	Cancer	Small molecule inhibitors discovered	Worldwide
IGF-1 inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
Insulin receptor activators	Type 2 diabetes	Preclinical and safety assessment ongoing	Worldwide except Japan and certain other Asian countries
MCP-1 antagonist	Rheumatoid arthritis, asthma, atherosclerosis, multiple sclerosis, inflammatory bowel disease, cancer	Preclinical and safety assessment ongoing	North and South America and joint in Europe

Product Candidates

Our two most advanced product candidates are for cancer treatment. We are developing TELCYTA initially for the treatment of chemotherapy-resistant cancers. We initiated a Phase 3 registration trial of TELCYTA for the treatment of ovarian cancer in March 2003 and plan to initiate a Phase 3 registration trial of TELCYTA in non-small cell lung cancer in 2004. We are developing TELINTRA for the treatment of low white blood cell levels found in MDS, a form of pre-leukemia, as well as a toxic side effect of conventional chemotherapy characterized by depletion of white blood cells. We have ongoing a Phase 1-2 clinical trial in MDS and interim results reported in 2003 showed positive effects in patients. We have a pipeline of preclinical product candidates and discovery research programs that are in various stages of development. We are continuously evaluating and prioritizing these programs to assess their potential for successful clinical development.

Product Development Programs

Cancer

Our two most advanced product candidates, TELCYTA and TELINTRA, are being developed to treat serious cancers for which there is significant demand for new therapies. Cancer is the second leading cause of death in the United States according to the American Cancer Society's 2003 Cancer Facts and Figures. The five-year survival rates for patients with cancers that have spread from their original site are poor. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

TELCYTA—Tumor-activated cancer product candidate

TELCYTA is a small molecule product candidate we are initially developing for the treatment of cancers that have resisted standard chemotherapeutic drugs as well as experimental agents. TELCYTA binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST initiates a series of events in a cell that are responsible for the deactivation of a variety of drugs and toxins and their subsequent removal from the body. In a person with a cancer, GST also functions to break down chemotherapeutic drugs administered for treatment. If a person's cancer has increased GST levels, either initially or following exposure to some chemotherapeutic drugs, GST will limit the effectiveness of treatment by breaking down the chemotherapeutic drug before it can kill cancer cells.

GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TELCYTA binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells as well as other reactive agents. In contrast to the usual situation in which GST is involved in the destruction of chemotherapeutic drugs, GST activates TELCYTA when TELCYTA reaches its cellular target. In this way, TELCYTA kills cancer cells by utilizing the same mechanism that normally deactivates chemotherapeutic drugs, which results in cell death through a process called apoptosis.

TELCYTA has been evaluated in multiple clinical trials. Results from these trials indicate that TELCYTA is generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. This tolerability profile may be an important clinical advantage for TELCYTA. Since combination drug regimens are commonly used in cancer treatment, the tolerability profile of TELCYTA and its lack of overlapping toxicities with standard chemotherapeutic drugs suggest TELCYTA may be well suited for inclusion into combination chemotherapy regimens.

We initiated the first Phase 3 registration trial with TELCYTA in chemotherapy resistant ovarian cancer. We expect to initiate a Phase 3 registration trial of TELCYTA in non-small cell lung cancer in 2004.

In June 2003, at the American Society of Clinical Oncology annual meeting, we announced positive interim results from the multicenter Phase 2 trials of TELCYTA in ovarian, non-small cell lung and breast cancer. In the ovarian cancer trial, the non-small cell lung cancer trial and breast cancer trial, TELCYTA demonstrated significant single agent antitumor activity, including multiple objective tumor responses and prolongation of expected survival in patients who were unresponsive to standard treatments. The results of the ovarian cancer trial and the non-small cell lung cancer trial were similar to those observed in previous Phase 2 trials we reported at the American Society of Clinical Oncology annual meeting in May 2002.

We have ongoing Phase 1-2 trials testing TELCYTA in combination with standard chemotherapeutic drugs, including Paraplatin in recurrent ovarian cancer, TELCYTA in combination with Doxil in platinum refractory or resistant ovarian cancer and TELCYTA in combination with Taxotere in platinum resistant non-small cell lung cancer. In November 2003, at the AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics Conference in Boston, we announced positive interim results in all three trials, including multiple objective tumor responses as well as the absence of unanticipated toxicities.

TELINTRA—Bone marrow stimulant

TELINTRA is a small molecule product candidate that we believe has the potential to increase white blood cell counts in cancer patients. In addition to killing cancer cells, chemotherapeutic drugs also kill rapidly dividing normal cells. These include normal cells found in bone marrow that eventually become white blood cells capable of fighting infection. Lowered levels of a type of white blood cells, called neutrophils, cause a condition called neutropenia. Neutropenia is a common side effect of chemotherapy and renders the already weakened cancer patient susceptible to life-threatening infections. Low white blood cell levels are also found in a number of pre-leukemic conditions, such as MDS, that may require treatment to prevent infections.

Granulocyte colony stimulating factor, or G-CSF, is the current standard therapy for the treatment of neutropenia, since it accelerates the recovery of white blood cells to a normal level. G-CSF acts by binding to a receptor protein on the surface of the cell and activating a signaling pathway within the cell. This signal causes white blood cells in the bone marrow to divide and mature, increasing the number of white cells in the blood capable of fighting infection. Evidence from our preclinical studies suggests that TELINTRA acts upon the same signaling pathway that is activated by G-CSF.

Our Phase 1-2 trial in patients with MDS is ongoing and has not identified a dose limiting toxicity. MDS is a disease characterized by defects in the blood producing cells of the bone marrow, in which low white blood cell levels occur and patients are at risk of serious infections. MDS is a pre-leukemic condition and the current treatments for MDS, including antibiotics, growth factors and bone marrow transplantation, remain unsatisfactory. This clinical trial, which is anticipated to enroll approximately 35 patients, will establish the safety, dose limiting toxicities and maximum tolerated dose of TELINTRA. Once the maximum tolerated dose or the optimal biologic dose is determined, the subsequent stage of the study will evaluate the safety and efficacy of TELINTRA in the treatment of the low white blood cell levels associated with this disorder. We presented positive interim data at the annual meeting of the American Association for Cancer Research in April 2003 and at the American Society of Hematology annual meeting in December 2003.

TELINTRA is expected to offer the advantages of a small molecule drug over a therapeutic protein, including ease of manufacturing and the potential for oral administration. The low cost of production and potential oral availability of TELINTRA may allow us to offer a product that is an attractive compound to the current market for drugs that stimulate the production of white blood cells. We have retained worldwide commercial rights to TELINTRA. At the appropriate time, we intend to select collaborators with capabilities in development, sales and marketing.

Research Discovery Programs

In addition to generating our current clinical product portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer, diabetes and inflammatory diseases. We have chosen to pursue those protein targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease. We are continually evaluating and prioritizing our early stage programs. We retain worldwide commercialization rights for all of our preclinical candidates except MCP-1, for which we retain rights in North and South America while sharing rights in Europe and for the insulin receptor activators for which we have licensed commercial rights in Japan and certain other Asian countries.

Insulin receptor activators

Diabetes is a major health problem and is a leading cause of serious coronary disease, adult blindness, lower limb amputations and serious kidney disease. Adult onset, or Type 2 diabetes, results from the decreased ability of insulin, a hormone that regulates blood sugar levels, to activate its protein receptor and lower blood glucose levels. There remains an acute need for new agents with a novel mechanism of action, alone or in combination with already approved drugs, to increase the control of blood sugar, decrease long-term complications and help delay the need of Type 2 diabetics for insulin injections.

Using our TRAP technology, we have discovered a proprietary family of small molecule product candidates that bind to the insulin receptor and, like insulin, cause the receptor to activate and initiate a sequence of events called insulin signaling that lowers sugar levels in the blood by facilitating the entry of sugar into muscle and liver cells, where it is metabolized. Results from animal models of diabetes suggest that these compounds may allow more sensitive control of blood sugar levels and may delay the need for insulin treatment.

Our collaborator, Sanwa, has commercialization rights in Japan and certain other countries in Asia. We have retained commercialization rights in the rest of the world. Because the development of diabetes drugs is longer and more expensive than for cancer drugs, we intend to share the risks and costs of development by partnering this program before completion of registration trials, which we expect will require granting commercialization rights to additional collaborators.

GST inhibitor

As part of our ongoing program in GST from which we have identified both of our lead compounds, TELCYTA and TELINTRA, we have prepared and tested compounds that have new toxic fragments attached to the GST recognition site. Several of these compounds have shown the ability to kill human cancer cells in the laboratory. We believe that these novel compounds leverage our GST P1-1 technology platform.

Raf kinase inhibitor

Mutations of the Ras protein are found in many types of tumors and can lead to abnormal activation of the Raf kinase pathway, resulting in an increase in cancer cell proliferation. Inhibition of Raf kinase activity can lead to the inhibition of tumor growth. We have identified small molecule inhibitors of the Raf kinase pathway.

Aurora kinase inhibitor

Aurora kinases are enzymes expressed in human cells that are found to be elevated in many solid tumors, in particular pancreatic cancer. Inhibition of aurora kinase activity can lead to the inhibition of tumor growth. In collaboration with the Arizona Cancer Center, we have identified small molecule inhibitors of aurora kinase activity.

DNA methyltransferase inhibitor

DNA methyltransferase is required to maintain genetic stability within cells. Changes in DNA methyltransferase activity can lead to malignancy by causing modifications to DNA. Inhibition of DNA methyltransferase has been shown to inhibit tumor growth in mouse models of cancer. In collaboration with the Arizona Cancer Center, we have identified small molecule inhibitors of DNA methyltransferase.

PARG (Poly(ADP-ribose) Glycohydrolase) inhibitor

DNA damage in cells can lead to cancer. DNA is repaired by a process that often involves the transient modification of proteins by the enzyme PARG. Inhibitors of PARG, such as those we have identified in collaboration with the Arizona Cancer Center, may block DNA repair and lead to death of cancer cells.

IGF-1 receptor inhibitor

Using our TRAP technology, we have identified small molecules that selectively inhibit protein targets that are thought to be important to the growth and spread of cancer. Insulin-like growth factor-1, or IGF-1, is an important target for cancer therapy. Blood levels of IGF-1 are increased in prostate cancer patients, and increases in the amount of the IGF-1 receptor predict a poor prognosis in breast cancer. We have identified two families of small molecules that inhibit the interaction of IGF-1 with its receptor as well as the growth of cancer cells.

MCP-1 antagonists for inflammatory diseases

Inflammation is an important response of the body to injury and infection. If inflammation becomes excessive or prolonged, it can lead to pathological conditions, including asthma, inflammatory bowel disease, multiple sclerosis, psoriasis, rheumatoid arthritis and septic shock. An early step in the inflammatory response is the attraction of white blood cells, or leukocytes, from the circulatory system to damaged or infected tissue by messenger molecules called chemokines.

Our research has identified inhibitors selected for an important chemokine mediator of the inflammatory response: MCP-1. These inhibitors block the interaction of MCP-1 with its protein receptor and are active in animal models of inflammatory disease.

We have exclusive commercialization rights in North America and South America. We share commercialization rights with our collaborator, Sanwa, in Europe.

TRAP Technology

Our Target-Related Affinity Profiling, or TRAP, drug discovery technology is designed to rapidly and efficiently identify small molecule product candidates that act on disease related protein targets. TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics and the intrinsic limitations of the Ultra High Throughput Screening, or UHTS, approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets, is cost-effective to screen unproven targets for the purpose of validation and avoids the use of highly simplified assays.

We have discovered that there are a limited number of ways that proteins interact with small molecules and that these interactions can be simulated using a carefully selected panel of diverse proteins. TRAP takes advantage of this discovery to profile the interactions of small molecules with proteins using a panel of less than 20 proteins selected for their distinct patterns of interacting with small molecules. We believe that our panel of proteins simulates, either individually or in combination, most of the significant interactions between a small molecule and a protein. Furthermore, TRAP measures the diversity of compounds in a way that cannot be explained on the basis of chemical structure alone. Compounds that are structurally similar can have very different affinities for proteins and other biological properties, and, conversely, compounds that are structurally diverse may have similar affinities for proteins and other biological properties.

By comparing the relative strengths of the interaction of a small molecule with each panel protein, a protein affinity profile, or fingerprint, is produced for the small molecule. One type of assay we use, called a binding assay, measures the interaction of a panel protein with a specially designed binding partner, or ligand, in the presence of a small molecule. If the small molecule has an affinity for the same site on the panel protein as the ligand, the amount of ligand that binds will be reduced. This decrease in the amount of the ligand that binds to each panel protein comprises the small molecule's fingerprint.

Using these fingerprints, we select a small subset of compounds, which we call the training set, that is sufficiently diverse in its protein recognition characteristics to represent our entire collection, or library, of small molecules. We screen this training set against the target of interest and use the resulting data to predict the type of small molecule-protein interactions present in the target. A model of small molecule interactions with the target is generated by mathematically combining the individual interactions of TRAP panel proteins, where the panel proteins to be included in the model are determined by the affinities of the initial subset of compounds for the target. We can then select from the library for assay those compounds that prefer these types of interactions. We have developed a set of computational tools, in the form of chemoinformatics algorithms, which are used to scan the library for patterns of protein affinity, since these patterns appear to correlate best with biological activity. The majority of active compounds in our library that are pharmaceutically active against a given target can be identified after screening as few as 200 compounds.

We have used TRAP to assemble our library of small molecules, which is enriched by compounds that interact with proteins in a selective fashion and contains multiple compounds that can undergo each mode of protein interaction. We believe that this process creates a small molecule library with a greater likelihood of containing a compound that interacts with any specified protein, thus having a higher probability of generating product candidates than a conventionally or randomly assembled library. As a consequence, TRAP identifies those small molecules with a higher probability of being product candidates from within the universe of possible compounds, allowing their assembly into a manageable product discovery library. All of the known products that we have examined lie within the bounds of the library defined by TRAP.

The ability of TRAP to identify active compounds after screening only a few hundred samples overcomes many of the limitations of UHTS. TRAP does not require assays capable of screening millions of compounds, thereby decreasing the time and resources necessary for assay development. TRAP permits the selection of a given target of interest from a much wider universe of targets by reducing the need to acquire targets and assay technologies and allows more physiologically relevant assay systems to be used. In addition, TRAP eliminates the need for large compound collections and sophisticated and expensive automation to support them, further lowering the financial barrier to screening and permitting its application to emerging biopharmaceutical companies. Finally, the overall efficiency and economy of TRAP allow multiple targets to be pursued simultaneously and permit the screening of higher risk, but potentially more valuable, targets.

We will continue to increase our collection of small molecules, as well as to refine the panel of proteins used to create fingerprints. In addition, we will explore the expansion of our chemoinformatics algorithms and the application of the technology to delineate other properties of small molecules, such as their behavior in the body, their toxicological profiles and absorption, distribution, metabolism and excretion characteristics.

Collaborative Relationships

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials, such as diabetes.

We have established a number of joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations. In addition, these collaborations have provided funding for our internal research and development programs.

These collaborations include the following:

Sanwa

In December 1996, we entered into a collaboration and license agreement with a Japanese pharmaceutical company, Sanwa Kagaku Kenkyusho Co., Ltd., focusing on diabetes. We also entered into a screening services agreement with Sanwa in which we agreed to employ our proprietary TRAP technology to identify compounds that are active against biological targets identified by Sanwa. We have amended the screening services agreement, most recently in March 2002.

Under the collaboration and related license agreements, we have received payments for certain research and development activities, and we may receive payments for achievement of specified development milestones, such as initiation of clinical trials and submission of Sanwa's request for regulatory approval, and royalties on product sales, if any, in several countries in Asia. We have received a total of $12.0 million from Sanwa under the collaboration agreement and may receive up to an additional $10.0 million in the future should any product be successfully developed and commercialized under these collaborations. In addition to research funding, Sanwa invested an aggregate of $11.0 million in our equity securities between 1996 and 1998.

Diabetes Collaboration and License Agreements

The goal of our collaboration agreement with Sanwa has been to establish a program to discover and commercialize compounds that act on the insulin signal transduction pathway and may be useful for the treatment of diabetes. In exchange for Sanwa's payment of an initial fee and provision of research funding, we employed our compound library, TRAP technology, and other drug discovery technologies to identify and optimize drug development candidates. We have completed the research portion of the collaboration.

Under a related license agreement, Sanwa has an exclusive, royalty-bearing license to commercialize human therapeutic products arising from the collaboration in Japan, Korea, Taiwan and China. In all other countries, we have rights to commercialize products containing compounds identified in the research collaboration, subject to obligations to Sanwa to share preclinical and clinical data. We also have an option to acquire from Sanwa a royalty-bearing license to develop and commercialize, outside the Sanwa territory, other products identified by Sanwa arising from the collaboration. Sanwa's obligation to pay royalties to us will end after the product has been sold in the relevant country for ten years or the patents in that country covering the product have expired. The collaboration agreement and related license agreement will terminate when Sanwa no longer has any payment obligations to us. Either party may terminate either agreement at any time with notice upon material breach by the other party of its obligations. Either party may terminate the collaboration agreement at any time that the other party becomes insolvent or bankrupt.

Screening Services Agreement

Under the screening services agreement with Sanwa we agreed to employ our proprietary TRAP technology to identify compounds that are active against biological targets identified by Sanwa. In September 1997 and October 1998, this agreement was amended to increase the number of targets, extend the term of the agreement and include the optimization of lead compounds for a period of two years. The agreement was further amended in March 2002 to clarify certain procedures for optimization of lead compounds, establish dates by which we would file at least one patent in three different categories of compounds, and permit Sanwa to submit to the screening program targets obtained from third parties. We concluded the optimization of a lead compound identified through the use of our TRAP technology in May 2003. Under the agreement, Sanwa has exclusive rights in Japan, Korea, Taiwan and China to commercialize the active compounds and inventions relating to compounds discovered in the collaborations. We have equivalent exclusive rights in North and South America. Elsewhere in the world, we will share with Sanwa all revenues arising from the active compounds and related inventions. The agreement will terminate on December 20, 2006. Either party may terminate the agreement at any time with notice upon material breach by the other party of its obligations.

The University of Arizona

In January 2001, we entered into a research and license agreement with the Arizona Cancer Center at the University of Arizona to use our TRAP technology for the identification of small molecule compounds active against cancer related drug targets. The Arizona Cancer Center has successfully conducted biologic assays to screen TRAP-generated compounds for pharmacologic activity and we have selected four new compounds for further development. We have exclusive worldwide rights to develop and commercialize compounds that we selected, and will use the Arizona Cancer Center as a preferred clinical site for our oncology drug development programs arising from this collaboration. In July 2002, we exercised our option to obtain exclusive worldwide rights to intellectual property, including small molecule product candidates, for four cancer targets. The license agreement will continue until the expiration of the patents covering such compounds.

Hoffmann-La Roche

In March 2003, we entered into a screening and license agreement with Hoffmann-La Roche, or Roche, to utilize our TRAP technology to identify product candidates active against a pharmaceutical target selected by Roche. We are entitled to receive certain payments upon acceptance of drug compounds by Roche.

Patents and Proprietary Information

Patents and other proprietary rights are very important to our business. If we have enforceable patents of sufficient scope, it can be more difficult for our competitors to use our technology to create competitive products or to obtain patents that prevent us from using technology we create. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover new chemical compounds, pharmaceutical compositions, methods of preparation of the compounds and compositions and therapeutic uses of the compounds and compositions, methods related to our TRAP technology, and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

We have a number of patents and patent applications related to our compounds and other technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents. The following table shows the actual or estimated expiration dates in the United States and internationally for the primary patents and for patents that may issue from pending applications that cover our TRAP technology and the compounds in our product candidates.

	US patent expirations	Foreign patent expirations
TRAP	2013	2015*
Product candidates		
TELCYTA	2013	2014*
TELINTRA	2014	2014*

* Includes pending applications

We may obtain patents for our compounds many years before we obtain marketing approval for them. We can generally apply for patent term extensions once the marketing approvals are obtained.

We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our proprietary position. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. We do not disclose our trade secrets (including significant aspects of our TRAP technology) outside Telik except where disclosure is essential to our business, and we require those individuals, companies and institutions doing business with us, including TRAP collaborators, to execute agreements to protect our trade secrets.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential products. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do.

Regulatory Considerations

The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process may take many years, requires the expenditure of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit them.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. The FDA under its Good Laboratory Practices regulations regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA.

Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

Clinical trials are conducted in three sequential phases but the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase 1 clinical trials is to establish initial data about the safety and tolerance of the product in humans. In Phase 2 clinical trials, in addition to safety, the efficacy of the product is evaluated in a limited number of patients with the target disease. Phase 3 trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease. We have engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 registration trials.

We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations. Good Manufacturing Practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our products.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted.

Manufacturing

We are using third party manufacturers to produce clinical supplies of TELCYTA under cGMP regulations. We are conducting process development testing with a drug manufacturer to scale up production of adequate clinical supplies of TELINTRA in a liposomal formulation.

Since our two affiliated sources for supply of active ingredients in TELCYTA, Organichem Corporation and Albany Molecular Research Inc., merged during 2003, we are currently dependent on a single source supply of the active ingredient and we are working to identify additional sources. We presently depend on a single source of supply for clinical quantities of the active ingredient in TELINTRA, Bachem Corporation, and a single source of supply for a key excipient used in the formulation of TELINTRA, Lipoid GmbH. Cardinal Health, Inc. is our sole formulator of TELCYTA and TELINTRA. While these suppliers and formulator currently meet our preclinical and clinical trial requirements, we currently do not have supply agreements with any of these entities, other than with Cardinal Health.

We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our potential products for preclinical studies and clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

Research and Development

We believe that our ongoing research and development efforts are very important to our success. Our goal is to develop small molecule drugs for major disease areas and this goal has been supported by our substantial research and development investments. We spent approximately $42.3 million in 2003, $30.5 million in 2002 and $18.2 million in 2001 on research and development. We conduct research internally and also through collaborations with third parties, including universities, and we intend to maintain our strong commitment to our research and development efforts in the future. Approximately 44% of our research and development is conducted internally and 56% is conducted through collaborations with third parties, including contract research organizations and consultants.

Employees

As of January 31, 2004, our workforce consisted of 106 full-time employees, 35 of whom hold PhD or MD degrees, or both, and 23 of whom hold other advanced degrees. Of our total workforce, 79 are engaged in research and development and 27 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Available Information

Our website address is *www.telik.com*; however, information found on our website is not incorporated by reference into this annual report on Form 10-K. We file electronically with the SEC our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available free of charge on or through our website copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*.

Item 2. Properties.

Our facility consists of approximately 92,000 square feet of research and office space located at 3165 Porter Drive in Palo Alto, California. The term of this lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014 with an option to extend the lease term for a period of five years. This facility replaced our previous research and office facility located at 750 Gateway Boulevard in South San Francisco, California, that expired in April 2003. In addition, we vacated approximately 7,000 square feet of office space located at 701 Gateway Boulevard that is leased to us until September 2004.

Item 3. Legal Proceedings.

We are not currently involved in any legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our stockholders during the fiscal quarter ended December 31, 2003.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Market for Our Common Stock

Our common stock trades on the Nasdaq Stock Market under the symbol "TELK". The following table sets forth the high and low bid information for our common stock for each quarterly period within the two most recent fiscal years.

	High	Low
2003		
Quarter ended March 31, 2003	$13.60	$10.02
Quarter ended June 30, 2003	$18.05	$12.20
Quarter ended September 30, 2003	$23.25	$15.55
Quarter ended December 31, 2003	$23.24	$18.91
2002		
Quarter ended March 31, 2002	$14.50	$ 9.00
Quarter ended June 30, 2002	$13.30	$ 8.01
Quarter ended September 30, 2002	$15.43	$10.30
Quarter ended December 31, 2002	$16.13	$10.42

As of February 27, 2003 there were 123 stockholders of record. We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2003.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A) (1)
Equity compensation plans approved by security holders	5,297,010	$8.99	2,423,282(2)
Equity compensation plans not approved by security holders	—	N/A	—
Total	5,297,010	$8.99	2,423,282(2)

(1) Each year on January 1, starting January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by our board of directors. In addition, the 2000 Employee Stock Purchase Plan provides for automatic increases on that date in the number of shares equal to the lesser of 150,000 shares or 1% of the outstanding shares on that date or such lesser amount as may be determined by the Board.

(2) Includes 481,676 shares issuable under the 2000 Employee Stock Purchase Plan.

Item 6. Selected Financial Data.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Contract revenue from collaborations:					
With related parties	$ 417	$ 1,245	$ 1,588	$ 2,250	$ 2,000
Other	19	—	200	471	2,237
Other revenues	—	42	83	75	—
	436	1,287	1,871	2,796	4,237
Operating costs and expenses: (a)					
Research and development	42,311	30,549	18,174	10,450	9,093
General and administrative	9,915	6,665	4,278	6,340	2,606
Total operating costs and expenses	52,226	37,214	22,452	16,790	11,699
Loss from operations	(51,790)	(35,927)	(20,581)	(13,994)	(7,462)
Interest income, net	1,148	1,145	2,015	1,437	398
Net loss	(50,642)	(34,782)	(18,566)	(12,557)	(7,064)
Deemed dividend to preferred stockholders	—	—	—	(4,667)	—
Net loss allocable to common stockholders	(50,642)	$(34,782)	$(18,566)	$(17,224)	$ (7,064)
Basic and diluted net loss per share	$ (1.38)	$ (1.17)	$ (0.77)	$ (1.70)	$ (3.21)
Shares used to calculate basic and diluted net loss per share	36,812	29,786	24,030	10,128	2,204
Pro forma basic and diluted net loss per share*				$ (0.94)	$ (0.47)
Shares used to calculate pro forma basic and diluted net loss per share*				18,254	14,879

*Note: Our preferred stock was converted into common stock upon the closing of our initial public offering in August 2000. Pro forma net loss per share reflects the assumed conversion of our preferred stock into common stock at the beginning of years 2000 and 1999.

(a) Intellectual property legal fees for the years 1999 thru 2002 have been reclassified from research and development expense to general and administrative expense to conform with our presentation in 2003.

	As of December 31,				
	2003	2002	2001	2000	1999
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, investments and restricted investments	$ 201,088	$ 104,282	$ 55,174	$ 41,250	$ 7,556
Working capital	172,627	89,669	48,244	37,681	3,936
Total assets	208,307	108,973	57,315	42,994	9,170
Current portion of capital lease obligations and loans	907	124	—	—	—
Non-current portion of capital lease obligations, loans and long-term liabilities	1,493	303	—	69	83
Deferred compensation, net	(93)	(607)	(1,173)	(2,312)	(260)
Accumulated deficit	(167,931)	(117,289)	(82,507)	(63,941)	(51,384)
Total stockholders' equity	194,302	99,205	51,338	40,616	5,130

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Telik is engaged in the discovery, development and commercialization of small molecule therapeutics. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. As of December 31, 2003, we had an accumulated deficit of $167.9 million.

Our expenses have consisted primarily of those incurred for research and development and general and administrative costs associated with our operations. The process of carrying out the development of our product candidates to later stages of development and our research programs may require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and obtaining regulatory approval. We outsource our clinical trials and our manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead. To date, we have funded our operations primarily through the sale of equity securities and non-equity payments from collaborative partners.

We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, the need for future capital, potential competition, use of hazardous materials and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

We expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent of our research and development efforts and the outcome of our clinical trial activities. The successful development of our products is uncertain. Our limited operating history makes accurate prediction of future operating results difficult or impossible.

Clinical Status

TELCYTA, our lead product candidate, is a small molecule tumor-activated cancer product candidate that we are evaluating initially to treat cancers that are resistant to standard chemotherapy drugs. We initiated a Phase 3 registration trial of TELCYTA for the treatment of ovarian cancer in 2003. We plan to initiate a Phase 3 registration trial of TELCYTA in non-small cell lung cancer in 2004. We have completed a Special Protocol Assessment review by the FDA and have received Fast Track designation for both trials. We have also initiated enrollment in a Phase 2 clinical trial of TELCYTA for breast cancer patients who have not been previously treated with chemotherapy. In addition to single agent trials, TELCYTA is being studied in combination with standard chemotherapy agents in three Phase 1-2 dose-ranging trials. In these trials, TELCYTA is administered in escalating doses in combination with a standard dose of approved chemotherapy drugs.

TELINTRA, our second product candidate, is a small molecule bone marrow stimulant we are developing for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. Our Phase 1-2 clinical trial in MDS was initiated in April 2002 to establish the safety, dose limiting toxicities and maximum tolerated dose of TELINTRA. This trial is on-going and has not identified a dose limiting toxicity.

We discovered all of our product candidates using our proprietary technology, Target-Related Affinity Profiling, or TRAP, which enables the rapid and efficient discovery of small molecule product candidates. We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our products, particularly outside North America, or in disease areas requiring larger and longer clinical trials than cancer.

During 2003 we announced the following:

- The initiation of a Phase 3 registration trial of TELCYTA in ovarian cancer patients whose disease has progressed following platinum-based chemotherapy and one second-line treatment. The multinational trial, designated the **ASSIST-1** (**AS**sessment of **S**urvival **I**n **S**olid **T**umors-**1**), is designed to evaluate whether TELCYTA treatment reduces the risk of death, leading to an increase in survival, as compared to the control group treatments.
- The publication of new preclinical data that supports the ongoing clinical development of TELCYTA. This data elaborates on the proposed mechanism of activation and activity of TELCYTA, and describes studies that support the use of TELCYTA in combination with standard chemotherapeutic drugs.
- Positive interim results from the ongoing Phase 1-2 clinical trial of TELINTRA in patients with myelodysplastic syndrome, or MDS, a form of pre-leukemia. The abstract for the study was published in the March 2003 Proceedings of the Annual Meeting of the American Association for Cancer Research.
- The formation of a collaboration with Roche to utilize our proprietary small molecule drug discovery technology, TRAP, to identify product candidates active against a pharmaceutical target selected by Roche.
- Positive interim results presented at the annual meeting of the American Society of Clinical Oncology in Chicago on the following:
  - a second Phase 2 clinical trial of TELCYTA administered as a single agent in women with platinum refractory or resistant ovarian cancer that confirmed the results of a previous Phase 2 clinical trial in this patient population;
  - a second Phase 2 clinical trial that confirmed the clinical activity of TELCYTA administered as a single agent in the treatment of patients with non-small cell lung cancer who have failed platinum-containing regimens; and
  - the first Phase 2 study of TELCYTA in the treatment of women with advanced metastatic breast cancer.
- Our Phase 3 protocol for TELCYTA in non-small cell lung cancer successfully completed Special Protocol Assessment review by the FDA.
- The FDA granted Fast Track designation for TELCYTA for third line therapy in patients with platinum refractory or resistant ovarian cancer and in patients with locally advanced or metastatic non-small cell lung cancer.
- Positive interim results from Phase 1-2 clinical trials of TELCYTA in combination with CARBOPLATIN and DOXIL® in patients with Platinum Refractory or Resistant Ovarian Cancer, and with DOCETAXEL in patients with platinum resistant non-small cell lung cancer.
- A follow-on public offering of 7.625 million shares of common stock at $20 per share, including underwriters' exercise in full of their over-allotment option, raising approximately $152.5 million in gross proceeds. We received approximately $142.8 million in net proceeds from the sale of shares after deducting underwriting discounts and commissions and related offering expenses. We plan to use the net proceeds from this offering to fund clinical trials of TELCYTA and TELINTRA and for other research and development and general corporate purposes.

Critical accounting policies and significant judgments and estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this annual report, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue recognition

Since our inception, most of our revenues have been generated from license and research agreements with collaborators. We recognize cost reimbursement revenue under these collaborative agreements as the related research and development costs are incurred. We recognize milestone fees upon completion of specified milestones according to contract terms. Deferred revenue represents the portion of research payments received that has not been earned.

We also have several royalty and licensing agreements with other pharmaceutical, biotechnology and genomics companies. Under these agreements, we may receive fees for collaborative research efforts, royalties on future sales of products, or some combination of these items. We recognize nonrefundable signing or license fees that are not dependent on future performance under these agreements as revenue when received or over the term of the arrangement if we have continuing performance obligations.

We have received United States governmental grants, which support research efforts in defined projects. We recognize revenue from such government grants as costs relating to the grants are incurred.

Research and development expenses

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiation and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimated activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

Deferred stock compensation

In connection with the grant of stock options to employees, we recorded deferred stock compensation expenses totaling $2.6 million and $0.3 million in the years ended December 31, 2000 and 1999. No deferred stock compensation expense was recorded for 2003, 2002 and 2001. Deferred stock compensation for options granted to employees has been determined as the difference between the deemed fair value of our common stock for financial reporting purposes on the date such options were granted and the applicable exercise prices. Such amount is included as a reduction of stockholders' equity and is being amortized using straight-line vesting. We recorded amortization of deferred stock compensation of $419,000, $511,000 and $558,000 for the years ended December 31, 2003, 2002 and 2001. At December 31, 2003, we had a total of $93,000 to be amortized over the remaining vesting periods of the stock options.

Use of estimates

In preparing our financial statements to conform with accounting principles generally accepted in the United States, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Results of operations

Revenues

	Years Ended December 31,			Annual Percent Change	
	2003	2002	2001	2003/2002	2002/2001
	(In thousands, except percentages)				
Revenues	$ 436	$1,287	$1,871	(66%)	(31%)

Revenues for the years ended December 31, 2003, 2002 and 2001 were $436,000, $1.3 million and $1.9 million. Revenues in 2003 resulted primarily from our collaborative agreements with Sanwa and Roche, while revenues in 2002 included the collaborative agreement with Sanwa and funded research related to grants received from the National Institutes of Health, or NIH. Revenues in 2001 consisted of collaborative agreements with Sanwa, Sankyo and funded research related to grants received from the NIH.

The decrease in revenues of 66%, or $851,000, in 2003 compared to 2002 was the result of the following:

- $828,000 due to completion of the identification of a lead compound for Sanwa in May 2003;
- $42,000 due to the completion of our research with the NIH in the second quarter of 2002 and no further research grants in 2003; and
- offset by $19,000 earned under our collaboration with Roche in April 2003.

The decrease in revenues of 31%, or $0.6 million, in 2002 compared to 2001 was the result of the following:

- $200,000 due to the completion of our collaboration with Sankyo in December 2001;
- $343,000 due to the completion of a portion of our collaboration with Sanwa; and
- $41,000 less in research grant from the NIH in 2002.

We expect near-term revenues to fluctuate primarily depending upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

Research and development expenses

Research and development expenses for the years ended December 31, 2003, 2002 and 2001 were $42.3 million, $30.5 million and $18.2 million. Research and development expenses of $30.5 million and $18.2 million for the years 2002 and 2001 reflected the reclassification of intellectual property related legal fees of $1.0 million and $587,000 to general and administrative expenses to conform with our presentation in 2003.

We previously reported research and development expenses of $31.6 million and $18.8 million for the same periods in 2002 and 2001. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

	Years Ended December 31,			Annual Percent Change	
	2003	2002	2001	2003/2002	2002/2001
	(In thousands, except percentages)				
Research and preclinical	$16,087	$ 9,775	$ 8,464	65%	15%
Clinical development	26,224	20,774	9,710	26%	114%
Total research and development	$42,311	$30,549	$18,174	39%	68%

The increase of 39%, or $11.8 million, in research and development expenses for the year ended December 31, 2003 compared to the same period in 2002 was principally due to increased costs for the following:

- TELCYTA
  - — costs associated with the initiation of our Phase 3 registration trial in ovarian cancer of $7.8 million;
  - — net decrease of $757,000 in costs due to the wind down of Phase 2 single agent clinical trials in ovarian, lung and breast cancer and completion of the Phase 1 advanced cancer clinical trial, offset by additional costs associated with Phase 1-2 clinical trials in ovarian and lung cancer in combination with standard chemotherapy drugs; and
  - — decrease of approximately $2.3 million in drug supply costs as a result of cost reductions due to manufacturing efficiencies, offset in part by purchases of comparator drugs.
- TELINTRA
  - — costs associated with the Phase 1-2 clinical trial in MDS of approximately $200,000, offset by
  - — a decrease in clinical drug supply manufacturing costs of approximately $1.3 million due to adequate drug supplies.
- Other expenses
  - — higher facility and information technology related allocations of approximately $5.0 million primarily as a result of increased laboratory space in our Palo Alto facility; and
  - — approximately $2.7 million associated with headcount growth and increased expenses to support clinical activities.

The increase of 68%, or $12.4 million, in research and development expenses for the year ended December 31, 2002 compared to the same period in 2001 was primarily due to the following:

- TELCYTA
  - — costs associated with Phase 2 clinical trials of approximately $787,000; and
  - — clinical drug supply manufacturing costs of approximately $7.5 million.
- TELINTRA
  - — costs associated with the Phase 1-2 clinical trial in MDS of approximately $131,000;
  - — clinical drug supply manufacturing costs of approximately $1.7 million; and
  - — decrease in preclinical toxicology studies of $569,000.
- Other expenses
  - — $2.8 million in costs associated with headcount growth to support clinical activities.

We expect research and development expenditures to increase in the future as a result of increased manufacturing and clinical development costs primarily relating to our TELCYTA and TELINTRA product candidates development. The timing and the amount of these expenditures will depend upon the outcome of our ongoing clinical trials, the costs associated with the Phase 3 clinical trials of TELCYTA, including related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs.

The following table summarizes our principal product development initiatives, including the related stages of development for each product in development and the research and development expenses recognized in connection with each product. The information in the column labeled "Estimated Completion of Current Phase" is our current estimate of the timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the "All of our product candidates are in research and development. If clinical trials of TELCYTA and TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer," "If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates," "As our product programs advance, we will need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel," and "If we are unable to contract with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue" sections of "Risk Factors" below (in thousands).

Product	Description	Phase of Development	Estimated Completion of Phase	Related R&D Expenses Years ended December 31, 2003	2002	2001
TELCYTA				$26,136	$17,435	$10,860
	Ovarian	Phase 3	2005			
	Colorectal	Phase 2	2003			
	Ovarian	Phase 2	2004			
	Lung	Phase 2	2004			
	Breast	Phase 2	2004			
	Combination (with other drugs)	Phase 2	2004			
	Advanced cancers	Phase 1	2002			
TELINTRA	Myelodysplastic syndrome	Phase 1/2	2005	2,688	3,810	2,698
Other (1)				13,487	9,304	4,616
	Total research and development			$42,311	$30,549	$18,174

(1) "Other" constitutes research and development activities performed by our Chemistry, Biology, preclinical and Quality Assurance departments as these costs cannot be allocated to any individual project.

The largest component of our total operating expenses is our ongoing investments in our research and development activities and, in particular, the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;

- the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product; and
- filing by company and acceptance and approval by the FDA of a New Drug Application for a product candidate to allow commercial distribution of the drug.

In view of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2003, 2002 and 2001 were $9.9 million, $6.7 million and $4.3 million. General and administrative expenses of $6.7 million and $4.3 million for 2002 and 2001 reflect the reclassification of intellectual property related legal fees of $1.0 million and $587,000 from research and development expense to conform with our presentation in 2003. We previously reported general and administrative expenses of $5.6 million and $3.7 million for the same periods in 2002 and 2001.

	Years Ended December 31,			Annual Percent Change	
	2003	2002	2001	2003/2002	2002/2001
	(In thousands, except percentages)				
General and administrative	$9,915	$6,665	$4,278	49%	56%

The increase of 49%, or $3.3 million, in general and administrative expenses in 2003 compared to 2002 was due primarily to increased costs for the following:

- approximately $2.4 million in costs associated with headcount growth and increased expenses necessary to manage the growth of our operations;
- additional rent and related facility costs associated with our Palo Alto facility effective January 2003 of approximately $686,000; and
- lease exit cost of approximately $206,000 associated with our South San Francisco office space.

The increase of 56%, or $2.4 million, in general and administrative expenses in 2002 compared to 2001 was due primarily to increased costs for the following:

- approximately $1.9 million in costs associated with headcount growth and increased expenses necessary to manage the growth of our operations; and
- approximately $452,000 in legal fees associated with filing of patents.

We expect future general and administrative expenses to increase in support of expanded business activities including costs associated with our marketing efforts to support our commercialization strategy for TELCYTA.

Interest income and interest expense

	Years Ended December 31,			Annual Percent Change	
	2003	2002	2001	2003/2002	2002/2001
	(In thousands, except percentages)				
Interest Income	$1,303	$1,161	$2,015	12%	(42%)
Interest Expense	$ 155	$ 16	—	869%	—

Interest income of $1.3 million, $1.2 million and $2.0 million for the years ended December 31, 2003, 2002 and 2001 resulted primarily from earnings on investments. The increase in net interest income of $142,000 in 2003 compared to 2002 was due to higher principal balance of our investments as a result of $142.8 million in net proceeds obtained from our follow-on offering in November 2003, offset in part by lower average interest rates in 2003. The decrease in interest income of $854,000 in 2002 compared to 2001 was principally due to lower average interest rates in 2002.

Interest expense was $155,000 and $16,000 for the years ended December 31, 2003 and 2002. We had no interest expense in 2001. The increase in interest expense in 2003 compared to 2002 was due to our borrowings under the capital lease and equipment loan facilities.

Liquidity and capital resources

	2003	2002	2001
		(In millions)	
December 31:			
Cash, cash equivalents, investments and restricted cash	$ 201.1	$ 104.3	$ 55.2
Working capital	$ 172.6	$ 89.7	$ 48.2
Current ratio	15.6 : 1	10.4 : 1	9.0 : 1
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$ (45.4)	$ (32.1)	$(14.0)
Investing activities	$ (58.6)	$ (55.0)	$ 12.9
Financing activities	$ 146.2	$ 82.2	$ 28.6
Capital expenditures (included in investing activities above)	$ (4.0)	$ (1.1)	$ (0.7)

Sources and Uses of Cash. Due to the significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1988. As such, we have funded our research and development operations through sales of equity, collaborative arrangements with corporate partners, interest earned on investments and equipment lease financings, each as described more fully below. At December 31, 2003, we had available cash, cash equivalents, investments and restricted investments of $201.1 million. Our cash and investment balances are held in a variety of interest-bearing instruments including obligations of U.S. government agencies, high-grade corporate and municipal bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Cash Flows from Operating Activities. Cash used in operations for 2003 was $45.4 million compared with $32.0 million in 2002 and $14.0 million in 2001. The net loss of $50.6 million in 2003 included non-cash charges of $1.1 million for depreciation and amortization, $419,000 for the amortization of deferred stock compensation and $266,000 related to non-cash stock based compensation to non employees. Cash usage in 2003 was further impacted by $3.6 million in accounts payable and $420,000 in prepaid expenses due to the increase in operating expense levels. Cash used in operations were offset by $1.8 million received from our landlord to fund leasehold improvements, $3.3 million in accrued clinical trial expenses mainly from our Phase 3 trial in ovarian cancer and $1.9 million in accrued compensation and vacation liabilities from additional personnel added during the year. Operating cash used in 2002 resulted primarily from our net loss of $34.8 million which included $1.3 million in non-cash charges for depreciation expense, deferred stock compensation, stock based compensation expense and loan forgiveness. In addition cash usage was further impacted by $1.8 million in receivable from our landlord for leasehold improvements, offset by increases of $2.9 million in accounts payable and accrued liabilities related to research and development activities, $705,000 related to accrued compensation. Operating cash outflows for 2001 resulted primarily from our operating loss of $18.6 million offset by increases of $2.4 million in accounts payable related to research and development activities, $700,000 in accrued liabilities related to accrued compensation and other liabilities and the effect of $1.0 million non-cash charges for stock compensation expense and depreciation.

Cash Flows from Investing Activities. Cash used in investing activities for 2003 was $58.6 million compared to $55.0 million in 2002 and $12.9 million cash provided in 2001. Investing activities in 2003 were primarily related to $164.5 million in purchases of short-term available-for-sale investments offset by $107.9 million in sales and maturities of investments. Cash used in investing activities in 2003 was further impacted by purchases of property and equipment of $4.0 million primarily due to leasehold improvements on our Palo Alto facility and laboratory equipment expenditures, offset by a reduction in restricted investments by $2.0 million for the portion of tenant improvements completed on the Palo Alto facility that no longer require a security deposit. Cash used in 2002 was related to $50.0 million in net purchases of investments, $3.8 million in restricted cash for a security deposit on our Palo Alto facility and $1.1 million laboratory equipment purchases. Cash provided from net purchases, sales and maturities of investments in 2001 was $13.6 million offset by $709,000 in equipment and furniture expenditures.

Cash Flows from Financing Activities. Cash provided by financing activities for 2003 was approximately $146.2 million compared with $82.2 million in 2002 and $28.6 million in 2001. Financing activities in 2003 included approximately $142.8 million in net proceeds from our follow-on public offering of common stock in November, $2.2 million from our stock option exercises and stock purchase plan and $1.7 million obtained through capital loans. Cash provided by financing activities in 2003 was offset in part by $548,000 in payments under capital leases and loans. Financing activities in 2002 represent approximately $80.3 million in net proceeds from the sale of our common stock in a follow-on public offering, $1.6 million from our stock option exercises and stock purchase plan, $303,000 obtained through a capital loan and $105,000 from payments on a promissory note from an employee, offset in part by $41,000 in payments under capital leases and loans. Financing activities in 2001 were primarily the result of approximately $28.6 million in net proceeds received from our follow-on public offering as well as from stock option exercises and our employee stock purchase plan.

Working Capital. Working capital increased to $172.6 million at December 31, 2003 from $89.7 million at December 31, 2002. The increase in working capital was primarily due to proceeds from our follow-on public offering offset by our use of cash in operations primarily due to the expansion of our TELCYTA development program including drug supplies and costs associated with headcount growth.

In December 2003, we completed a follow-on public offering of 7.625 million shares of common stock offered by us, including the underwriters' exercise in full of their over-allotment option, at a price of $20 per share, raising $152.5 million in gross proceeds. We received net proceeds of approximately $142.8 million after deducting underwriting discounts and commissions of $9.2 million and related expenses of approximately $534,000. In October 2002, we completed a follow-on offering of 7.5 million shares of common stock at $11.50 per share and received approximately $80.3 million in net proceeds.

In August 2003, we obtained a $1.5 million equipment loan facility from a banking institution, secured by equipment purchased. At December 31, 2003, draws under this credit facility totaled approximately $368,000 and approximately $1.1 million remains available for future draws through July 2004.

In March and May 2003, we drew down a total of $2.1 million for equipment purchases from our existing credit facilities at interest rates between 10.9% and 4.3% payable over 36 months and 42 months. Draws under our credit facilities totaled approximately $2.5 million and no additional borrowings are available.

We believe our existing cash resources will be sufficient to satisfy our anticipated cash requirements through 2005. We expect the increase in clinical development expenses as a result of Phase 3 clinical trials to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will need to raise substantial additional capital to fund our operations in the future. We expect to finance our future cash needs through the sale of equity securities, strategic collaborations and possibly debt financing or through other sources that may be dilutive to existing stockholders.

In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves. Our future capital uses and requirements depend on numerous factors, including the following:

- the progress and success of preclinical studies and clinical trials of our product candidates;
- the progress and number of research programs in development;
- the costs associated with conducting Phase 3 clinical trials;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish, and the scope of, any new collaborations;
- our ability to meet the milestones identified in our collaborative agreements that trigger payments;
- the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights;
- competing technological and market developments; and
- the timing and scope of commercialization expenses for our product candidates as they approach regulatory approval.

We currently have no commitments for any additional financings. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our products, or we could be required to delay, scale back or eliminate some or all of our research and development programs. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

Our future contractual obligations at December 31, 2003 are as follows (in thousands):

	Total	2004	2005-2006	2007-2008	After 2008
Capital lease obligations	$ 865	$ 301	$ 564	$ —	$ —
Equipment loans	1,795	771	1,024	—	—
Operating leases	38,730	3,263	8,499	6,875	20,093
Total contractual cash obligations	$41,390	$4,335	$10,087	$6,875	$20,093

Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, "*Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.*" FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN 46 to have a material impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, "*Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,*" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or in some circumstances, as an asset) if, at inception, the monetary value of the obligation is based solely or predominantly on: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer's equity shares or (c) variations inversely related to changes in the fair value of the issuer's equity shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our financial statements.

RISK FACTORS

You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition.

We have a history of net losses, which we expect to continue for at least several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of December 31, 2003, we had an accumulated deficit of $ 167.9 million. Net losses were $50.6 million in 2003, $34.8 million in 2002 and $18.6 million in 2001. We expect to incur losses for at least the next several years and expect that these losses will increase as we expand our research and development activities and incur significant clinical testing costs. We do not anticipate that we will generate product revenue for several years. Our losses, among other things, have caused and will cause our stockholders' equity and working capital to decrease. To date, we have derived substantially all of our revenues, which have not been significant, from project initiation fees and research reimbursement paid pursuant to existing collaborative agreements with third parties and achievement of milestones under current collaborations. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

All of our product candidates are in research and development. If clinical trials of TELCYTA™ (TLK286) or TELINTRA™ (TLK199) are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

TELCYTA has to date been evaluated in Phase 1 and Phase 2 clinical trials. We initiated a Phase 3 registration trial of TELCYTA in ovarian cancer in the first quarter of 2003 and expect to initiate a Phase 3 registration trial of TELCYTA in non small cell lung cancer in 2004. These trials would test TELCYTA against a control arm consisting of currently established standard drug treatments for these cancers. Changes in standards of care during our Phase 3 trials may cause us to, or the FDA may require us to, perform additional clinical testing of TELCYTA against a different control arm prior to filing a New Drug Application for marketing approval.

We are currently in a Phase 1-2 clinical trial of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. Our success depends, in part, on our ability to complete clinical development of TELINTRA or other preclinical product candidates and take them through early clinical trials.

Any clinical trial may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. We typically rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We have engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 trials of TELCYTA. Dependence on a CRO will subject us to a number of risks. Delays in identifying and engaging a CRO may result in delays in the initiation of other clinical trials. We may not be able to control the amount and timing of resources the CRO may devote to our trials. Should the CRO fail to administer our Phase 3 trials properly, regulatory approval, development and commercialization of TELCYTA will be delayed.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our ongoing clinical trials on schedule, if at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for at least several years.

Significant delays in clinical testing could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be revamped or will be completed on schedule, if at all. In addition to the reasons stated above, clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study.

While we have not yet experienced delays that have materially impacted our clinical trials or product development costs, delays of this sort could occur for the reasons identified above or other reasons. If we have delays in testing or approvals, our product development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be delayed.

We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover new pharmaceutical products. We may not be competitive if our TRAP technology proves ineffective.

TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that have the potential for us to develop into commercially viable drugs.

If we are unable to continue to identify new product candidates using TRAP technology, we may not be able to maintain our product pipeline and develop commercially viable drugs.

If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop our product candidates.

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. We believe that our existing cash and investment securities will be sufficient to support our current operating plan through 2005. We will require additional financing to fund our operations. We do not know whether additional financing will be available when needed or that, if available, we will obtain financing on terms favorable to our stockholders. As of December 31, 2003, our accumulated deficit was $167.9 million, and we expect capital outlays and operating expenditures to increase over the next several years as we expand our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates.

Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop, such as TELINTRA, will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors' existing products or products under development or may not obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA "Good Laboratory Practices" regulations in our preclinical studies. Clinical trials are subject to oversight by institutional review boards of participating clinical sites and the FDA and:

- must be conducted in conformance with the FDA regulations;
- must meet requirements for institutional review board approval;
- must meet requirements for informed consent;
- must meet requirements for Good Clinical Practices;
- may require large numbers of participants; and
- may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

Before receiving FDA clearance to market a product, we or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third party organizations to perform data collection and analysis and, as a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with FDA clearance described above and may include additional risks.

As our product programs advance, we will need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for and commence additional advanced clinical trials, including Phase 2 and Phase 3, we will also need to expand our clinical development personnel. In addition, our research programs depend on our ability to attract and retain highly skilled chemists and other scientists. None of our key employees have indicated to Telik that they have plans to retire or leave Telik in the near future. However, of our key employees, Dr. Michael M. Wick, Cynthia M. Butitta and Dr. Gail L. Brown, Telik has an employment agreement in place only with Dr. Wick. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees. There is currently a shortage of skilled executives and employees with technical expertise in the biotechnology industry, and this shortage is likely to continue. As a result, competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists is intense and turnover rates are high. The cost of living in the San Francisco Bay Area is very high compared to other parts of the country, which we expect will adversely affect our ability to compete for qualified personnel and will increase costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty in attracting qualified personnel as our operations expand and the demand for these professionals increases, and this difficulty could significantly impede the achievement of our research and development objectives.

If physicians and patients do not accept products that we may develop, our ability to generate product revenue in the future will be adversely affected.

Products that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any products that we may develop will depend on many factors, including the following:

- our ability to provide acceptable evidence of safety and efficacy;
- convenience and ease of administration;
- cost effectiveness;
- the effectiveness of our marketing strategy and the pricing of any products that we may develop;
- our ability to obtain third-party coverage or reimbursement; and
- the prevalence and severity of adverse side effects.

Physicians may elect not to recommend products that we may develop even if we meet the above criteria. If any product that we may develop fails to achieve market acceptance, we may not be able to successfully market and sell the product, which would limit our ability to generate revenue and adversely affect our operations.

If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

Our success will depend in a large part on our own and our licensees' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;

- any of our pending patent applications will result in issued patents;
- any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
- any of our issued patents will be valid or enforceable; or
- we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies' patents.

For TRAP, we hold patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire between 2013 and 2015. For TELCYTA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2013 and 2014. For TELINTRA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2014. We can generally apply for patent term extensions on the patents for TELCYTA and TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. As of the date of this annual report on Form 10-K, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees' time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaboration and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of the information or data.

We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials, such as diabetes. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for this compound or product candidate. Business combinations or significant changes in a collaborative partner's business strategy may also adversely affect a partner's willingness or ability to complete its obligations under the arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Under our existing collaboration agreements, we are entitled to payments upon future product sales or the achievement of milestones. For example, under our arrangement with Sanwa, we may be entitled to payments of up to $10.0 million. However, we cannot assure you that any product will be successfully developed and commercialized under these collaborations or that we will receive any of these payments.

Some of our collaborations are for early stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced product candidates into clinical trials, which will not occur for several years, if at all. These arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, the advancement of lead product candidates to clinical trials and the commercialization of product candidates. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

If we are unable to contract with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture these product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELCYTA and TELINTRA that are stored in multiple locations and additional substantial quantity of the active ingredient in TELCYTA, if these inventories are lost or damaged, the clinical development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

Since our two affiliated sources for supply of active ingredients in TELCYTA, Organichem Corporation and Albany Molecular Research Inc., merged during 2003, we are currently dependent on a single source supply of the active ingredient and are working to identify additional sources. We presently depend on a single source of supply for clinical quantities of the active ingredient in TELINTRA, Bachem Corporation, and a single source of supply for a key excipient used in the formulation of TELINTRA, Lipoid GmbH. Cardinal Health, Inc. is our sole formulator of TELCYTA and TELINTRA. While these suppliers and formulator currently meet our preclinical and clinical trial requirements, we currently do not have supply agreements with any of these entities, other than with Cardinal Health. While we are presently evaluating potential alternative sources of these materials or formulation services, we currently do not have any such alternative sources that are immediately available. If formulation is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or formulator should terminate, our clinical trials and commercialization of TELCYTA and TELINTRA could be delayed. We may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize any products that we may develop.

We currently have no sales, marketing or distribution capabilities. In order to commercialize any products that we may develop, we must internally develop sales, marketing and distribution capabilities or establish collaborations or other arrangements with third parties to perform these services. We intend to market some products that we may develop directly in North America and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products that we may develop and address other markets. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, any product revenues are likely to be lower than if we directly marketed and sold any products that we may develop, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

Budget constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we may have to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate collaborators.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. While to our knowledge we have not been in violation of any environmental laws, nor have we been the subject of any investigation for violations of environmental laws in the past, we cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently have $275,000 in insurance coverage, which we believe is a reasonably adequate amount to insulate us from damage claims arising from our use of hazardous materials. However, in the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
- limiting the ability of stockholders to call special meetings of the stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In November 2001, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 20% or more of our outstanding common stock or 10 business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 20% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. As of December 31, 2003, we had 43,583,457 shares of our common stock outstanding, of which 41,927,903 were freely tradable and 1,655,554 were transferable in accordance with certain volume and manner of sale restrictions under Rule 144. The holder of approximately 1.5 million shares of our common stock is entitled to registration rights If we propose to register any of our securities under the Securities Act, the holder of these shares is entitled to notice of the registration and is entitled to include, at our expense, its shares of common stock in the registration and any related underwriting. However, among other conditions, the underwriters may limit the number of shares to be included in the registration. In addition, the holder of these shares may require us, at our expense, on not more than two occasions and subject to certain limitations, to file a registration statement under the Securities Act with respect to its shares of common stock, and we will be required to use our best efforts to effect the registration.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Some of our estimates are included in this annual report on Form 10-K. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we expect them to be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, and you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. During 2002, our common stock traded between $16.13 and $8.01 and during 2003, our common stock traded between $23.31 and $10.02. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

- developments regarding, or the results of, our clinical trials, including TELCYTA clinical trials;
- announcements of technological innovations or new commercial products by our competitors or us;
- developments concerning proprietary rights, including patents;

- developments concerning our collaborations; publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- regulatory developments in the United States and foreign countries;
- litigation;
- economic and other external factors or other disaster or crisis; or
- period-to-period fluctuations in our financial results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our market risk exposure involves forward-looking statements. We are exposed to market risk related mainly to changes in interest rates and we believe our exposure to market risk is immaterial. We do not use or hold derivative financial instruments.

Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter maturities. Our marketable securities portfolio is primarily invested in corporate debt securities and commercial papers with an average maturity of under one year and a minimum investment grade rating of A or A-1 or better to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio (dollars in thousands).

	2004	2005	2006	Total	Fair value at December 31, 2003
Available-for-sale securities	$184,419	$6,460	—	$190,879	$190,929
Average interest rate	1.26%	1.95%	—	1.29%	

Item 8. Financial Statements and Supplementary Data.

All information required by this item is included on pages F-1 to F-19 in Item 15 of Part IV of this annual report on Form 10-K and is incorporated into this item by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our chief executive officer and chief financial officer), our chief executive officer and chief financial officer have concluded that, subject to limitations described below, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), were effective as of December 31, 2003 to ensure that information required to be disclosed by us in this annual report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in internal controls. There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the effectiveness of controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our chief executive officer and chief financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information regarding directors and executive officers is incorporated by reference to the information set forth under the caption "Directors and Executive Officers" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or around April 8, 2004.

We have adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply. The Telik, Inc. Code of Conduct is filed as an exhibit to this report on Form 10-K and is incorporated herein by reference. If we make any substantive amendments to the Telik, Inc. Code of Conduct or grant to any of our directors or executive officers any waiver, including any implicit waiver, from a provision of the Telik, Inc. Code of Conduct, we will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or around April 8, 2004.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or around April 8, 2004.

Item 13. Certain Relationships and Related Transactions.

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Certain Transactions" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or around April 8, 2004.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services is incorporated by reference to the information set forth under the caption "Proposal 2—Ratification of Selection of Independent Auditors" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or around April 8, 2004.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) The following documents are filed as part of this report on Form 10-K:

1. *Financial Statements.* Our financial statements and the Report of Ernst & Young LLP, Independent Auditors, are included in Part IV of this Report on the pages indicated:

	Page
Report of Ernst & Young LLP, Independent Auditors	F-1
Balance Sheets	F-2
Statements of Operations	F-3
Statement of Stockholders' Equity	F-4
Statements of Cash Flows	F-5
Notes to Financial Statements	F-6

2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

3. *Exhibits*:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation. (2)
3.2	Amended and Restated Bylaws. (1)
4.1	Specimen Common Stock Certificate. (1)
4.2	Amended and Restated Registration Rights Agreement, dated March 31,2000, between Telik and holders of Telik's Series B, Series E, Series F, Series G, Series H, Series I, Series J and Series K preferred stock. (1)
4.3	Rights Agreement dated November 2, 2001, by and between Telik and Wells Fargo Bank Minnesota, N.A., replaced by EquiServe Trust Company, N.A. as Rights Agent. (6)
4.4	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (6)
10.1	Form of Indemnity Agreement. (1) (3)
10.2	2000 Equity Incentive Plan and related documents. (3) (4)
10.3	2000 Employee Stock Purchase Plan and Offering. (3) (4)
10.4	2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (4)
10.5	1996 Stock Option Plan and forms of grant thereunder. (3) (4)
10.6	1988 Stock Option Plan and forms of grant thereunder. (3) (4)
10.7	Form of Non-Plan Stock Option Agreement. (3) (4)
10.8*	Collaborative Research Agreement between Telik and Sankyo Company, Ltd., dated March 24, 1999, as amended. (1)
10.9*	Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1)
10.10*	License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated September 24, 1997, as amended. (1)
10.11*	Screening Services Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1)

Exhibit Number	Description
10.12*	Third Amendment to Collaborative Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.13*	Third Amendment to Screening Services Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.14*	Second Amendment to License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.15*	License Agreement between Telik and the University of Arizona, dated January 8, 2001. (5)
10.16	Consulting Agreement for Individual Consultants between Gail L. Brown, M.D. and Telik, dated October 20, 1998, as amended. (1)
10.17	Employment Agreement between Cynthia M. Butitta and Telik, dated February 1, 2002. (3) (5)
10.18	Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 10, 1997, as amended. (1) (3)
10.19*	Fourth Amendment to Screening Services Agreement between Telik and Sanwa Kagaku Kenkyusho Co., dated March 6, 2002. (7)
10.20	Lease between Telik and The Board of Trustees of the Leland Stanford Junior University, dated July 25, 2002. (8)
10.21	Master Lease Agreement between Telik and General Electric Capital Corporation, dated August 23, 2002, as amended. (8)
10.22	Master Security Agreement between Telik and General Electric Capital Corporation, dated August 23, 2002, as amended. (8)
14.1	Telik, Inc. Code of Conduct.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1 filed on April 4, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8 filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000 initially filed on March 28, 2001 as amended on Form 10-K/A filed on September 20, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001 filed on November 5, 2002.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 filed on May 7, 2002.

(8) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed on November 13, 2002.

(b) Reports on Form 8-K

(1) We filed a report on Form 8-K dated October 30, 2003 announcing a proposed public offering pursuant to an already effective shelf registration statement and furnishing information regarding financial results for the quarter ended September 30, 2003.

(2) We filed a report on Form 8-K dated November 7, 2003 announcing that we and a selling stockholder had entered into an Underwriting Agreement with UBS Investment Bank and other representatives of the underwriters relating to the sale by Telik of 6,500,000 (7,625,000 based on the underwriters' exercise of the over-allotment option in full) shares of Telik common stock to the underwriters, and the sale by the selling stockholder of 1,000,000 shares of Telik common stock to the underwriters, each at a purchase price of $20.00 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIK, INC.

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 4, 2004

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wick, MD, PhD and Cynthia M Butitta, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL M. WICK, M.D., PH.D. **Michael M. Wick, M.D., Ph.D.**	Chief Executive Officer and Director (Principal Executive Officer)	March 4, 2004
/s/ CYNTHIA M. BUTITTA **Cynthia M. Butitta**	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 4, 2004
/s/ EDWARD W. CANTRALL, PH.D. **Edward W. Cantrall, Ph.D.**	Director	March 4, 2004
/s/ MARY ANN GRAY, PH.D. **Mary Ann Gray, Ph.D.**	Director	March 4, 2004
/s/ ROBERT W. FRICK **Robert W. Frick**	Director	March 4, 2004
/s/ STEVEN R. GOLDRING, M.D. **Steven R. Goldring, M.D.**	Director	March 4, 2004
/s/ RICHARD B. NEWMAN, ESQ. **Richard B. Newman**	Director	March 4, 2004
/s/ STEFAN RYSER, PH.D. **Stefan Ryser, Ph.D.**	Director	March 4, 2004

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Telik, Inc.

We have audited the accompanying balance sheets of Telik, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telik, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 6, 2004

TELIK, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 76,851	$ 34,688
Short-term investments	105,802	61,544
Other receivables	354	1,905
Prepaids and other current assets	1,417	997
Total current assets	184,424	99,134
Property and equipment, net	5,388	1,679
Long-term investments	16,639	4,254
Restricted investments	1,796	3,796
Other assets	60	110
Total assets	$ 208,307	$ 108,973
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,623	$ 6,222
Accrued clinical trial costs	4,174	899
Accrued compensation	3,232	1,341
Accrued liabilities	836	462
Deferred revenue	25	417
Current portion of capital leases and loans	907	124
Total current liabilities	11,797	9,465
Non-current portion of capital leases and loans	1,493	297
Other liabilities	715	6
Commitments		
Stockholders' equity:		
Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value: 100,000,000 shares authorized; shares issued and outstanding: 43,583,457 in 2003 and 35,567,081 in 2002	436	356
Additional paid-in capital	361,840	216,715
Deferred stock compensation, net	(93)	(607)
Accumulated other comprehensive income	50	30
Accumulated deficit	(167,931)	(117,289)
Total stockholders' equity	194,302	99,205
Total liabilities and stockholders' equity	$ 208,307	$ 108,973

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2003	2002	2001
Contract revenue from collaborations:			
With related parties	$ 417	$ 1,245	$ 1,588
Other	19	—	200
Other revenue	—	42	83
Total revenues	436	1,287	1,871
Operating costs and expenses:			
Research and development	42,311	30,549	18,174
General and administrative	9,915	6,665	4,278
Total operating costs and expenses	52,226	37,214	22,452
Loss from operations	(51,790)	(35,927)	(20,581)
Interest income	1,303	1,161	2,015
Interest expense	(155)	(16)	—
Net loss	$(50,642)	$(34,782)	$(18,566)
Basic and diluted net loss per common share	$ (1.38)	$ (1.17)	$ (0.77)
Shares used to calculate basic and diluted net loss per common share	36,812	29,786	24,030

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Notes Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balances at December 31, 2000	22,676	$227	$106,795	$(2,312)	$(153)	$—	$ (63,941)	$ 40,616
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(18,566)	(18,566)
Change in unrealized gain on available for sale investments	—	—	—	—	—	33	—	33
Comprehensive loss	—	—	—	—	—	—	—	(18,533)
Issuance of common stock in follow-on public offering, net of issuance costs of $0.5 million	4,600	46	27,594	—	—	—	—	27,640
Common stock issued under stock option and purchase plans	489	5	957	—	—	—	—	962
Stock options issued to non-employees	—	—	47	—	—	—	—	47
Payment on promissory note	—	—	—	—	48	—	—	48
Deferred compensation amortization, net of reversal for terminated employees	—	—	(581)	1,139	—	—	—	558
Balances at December 31, 2001	27,765	278	134,812	(1,173)	(105)	33	(82,507)	51,338
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(34,782)	(34,782)
Change in unrealized loss on available for sale investments	—	—	—	—	—	(3)	—	(3)
Comprehensive loss								(34,785)
Issuance of common stock in follow-on public offering, net of issuance costs of $0.5 million	7,475	75	80,214	—	—	—	—	80,289
Common stock issued under stock option and purchase plans	327	3	1,573	—	—	—	—	1,576
Stock options issued to non-employees	—	—	171	—	—	—	—	171
Payment on promissory note	—	—	—	—	105	—	—	105
Deferred compensation amortization, net of reversal for terminated employees	—	—	(55)	566	—	—	—	511
Balances at December 31, 2002	35,567	356	216,715	(607)	—	30	(117,289)	99,205
Comprehensive loss:								
Net loss							(50,642)	(50,642)
Change in unrealized loss on available for sale investments						20		20
Comprehensive loss								(50,622)
Issuance of common stock in follow-on public offering, net of issuance costs of $ 0.5 million	7,625	76	142,740					142,816
Common stock issued under stock option and purchase plans	391	4	2,214					2,218
Stock options issued to non-employees			266					266
Deferred compensation amortization, net of reversal for terminated employees			(95)	514				419
Balances at December 31, 2003	43,583	$436	$361,840	$ (93)	$ —	$50	$(167,931)	$194,302

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (50,642)	$ (34,782)	$ (18,566)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	1,108	614	435
Amortization of deferred stock compensation	419	511	558
Stock options granted to non-employees	266	171	47
Forgiveness of notes receivable from related parties	29	28	26
Changes in assets and liabilities:			
Other receivable	1,551	(1,782)	285
Prepaid expenses and other current assets	(420)	(129)	(434)
Other assets	21	(74)	—
Accounts payable	(3,599)	2,884	2,449
Accrued liabilities	6,243	747	700
Deferred revenue	(386)	(245)	462
Net cash used in operating activities	(45,410)	(32,057)	(14,038)
Cash flows from investing activities:			
Purchases of investments	(164,498)	(172,458)	(106,572)
Sales of investments	86,230	1,900	17,005
Maturities of investments	21,645	120,423	103,225
Transfer from (to) restricted investments	2,000	(3,796)	—
Purchases of property and equipment	(3,978)	(1,064)	(709)
Net cash (used in) provided by investing activities	(58,601)	(54,995)	12,949
Cash flows from financing activities:			
Proceeds from capital loans	1,688	303	—
Principal payments under capital leases and loans	(548)	(41)	(12)
Net proceeds from issuance of common stock	145,034	81,865	28,602
Payment of promissory note from employee	—	105	48
Net cash provided by financing activities	146,174	82,232	28,638
Net change in cash and cash equivalents	42,163	(4,820)	27,549
Cash and cash equivalents at beginning of period	34,688	39,508	11,959
Cash and cash equivalents at end of period	$ 76,851	$ 34,688	$ 39,508
Supplementary information:			
Interest paid	$ 155	$ 16	$ 3
Non-cash financing activities:			
Equipment acquired under capital leases	$ 839	$ 143	$ —

See accompanying Notes to Financial Statements.

TELIK, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Nature of operations and basis of presentation

Telik, Inc. ("Telik," "We" or, the "Company") was incorporated in the state of Delaware in October 1988 as Terrapin Diagnostics, Inc. which changed its name in June 1989 to Terrapin Technologies, Inc. and again in May 1998 to Telik, Inc. We are engaged in the discovery and development of small molecule therapeutics. We operate in only one segment.

We have incurred net losses since inception and we expect to incur substantial and increasing losses for at least the next several years as we expand research and development activities. To date, we have funded operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. Future revenue, if any, for at least the next several years is expected to consist primarily of payments under corporate collaborations and interest income. The process of developing products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

We expect continuing losses over the next several years. We plan to obtain capital through public or private equity or debt financing, capital lease financing and collaborative arrangements with corporate partners. We may have to seek other sources of capital or reevaluate our operating plans if we are unable to consummate some or all of the capital financing arrangements noted above.

Use of estimates

In preparing our financial statements to conform with accounting principles generally accepted in the United States, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Cash equivalents and investments

We consider all highly liquid investments with an original maturity of 90 days or less, when purchased, to be cash equivalents. For the periods presented, cash equivalents consist of cash, money market funds, certificate of deposit, commercial paper, U.S. Government notes and corporate notes. Our investments include obligations of governmental agencies and corporate debt securities with original maturities ranging between 3 months to 24 months. We limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers.

We classify all cash equivalents and investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses, if any, reported as a component of stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on sales of available-for-sale investments were not material for any period presented.

Restricted investments

Under certain operating lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2003 and 2002, we had approximately $1.8 million and $3.8 million of restricted investments related to such agreements.

Fair value of financial instruments

The fair value of our cash equivalents and investments is based on quoted market prices. The fair value of capital lease obligations and loans is based on current interest rates available to us for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying amount of cash equivalents, investments and capital lease and loan obligations are considered to be representative of their respective fair value at December 31, 2003 and 2002.

Property and equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. We amortize furniture and equipment leased under capital leases and leasehold improvements using the straight-line method over the estimated useful lives of the respective assets or the lease term, whichever is shorter. Amortization of assets under capital leases is included in depreciation expense.

Impairment of long-lived assets

We regularly evaluate our long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Revenue recognition

Contract revenue consists of revenue from research and development collaboration agreements. Our research and development collaboration agreements provide for periodic payments in support of our research activities. We recognize contract revenue from these agreements as earned based upon the performance requirements of the agreements and we recognize payments for up-front technology access and license fees ratably over the period of the related research program. Payments received, which are related to future performance, are deferred and recognized as revenue when earned over future performance periods.

We have received United States government grants, which support research efforts in defined projects. We recognize revenue from such grants as costs relating to the grants are incurred.

Research and development

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimated activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

Stock-based compensation

We have elected to continue to follow Accounting Principles Board Opinion No. 25, or APB 25, to account for employee stock options because the alternative fair value method of accounting prescribed by Statement of Financial Accounting Standards No. 123, or FAS 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, "Accounting for Stock Issued to Employees," no compensation expense is recognized when the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant.

The information regarding net loss and net loss per share prepared in accordance with FAS 123 has been determined as if we had accounted for our employee stock options and employee stock plan under the fair value method prescribed by FAS 123. The resulting effect on net loss and net loss per share pursuant to FAS 123 is not likely to be representative of the effects on loss and net loss per share pursuant to FAS 123 in future years, due to subsequent years including additional grants and years of vesting. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of disclosures pursuant to FAS 123 as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" the estimated fair value of options is amortized to expense over the options' vesting period.

The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	Years Ended December 31,		
	2003	2002	2001
Net loss—as reported	$(50,642)	$(34,782)	$(18,566)
Add: Stock-based employee compensation expense included in reported net loss	419	511	558
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards	(8,774)	(6,863)	(3,340)
Net loss—pro forma	$(58,997)	$(41,134)	$(21,348)
Basic and diluted net loss per common share—as reported	$ (1.38)	$ (1.17)	$ (0.77)
Basic and diluted net loss per common share—pro forma	$ (1.60)	$ (1.38)	$ (0.89)

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Investments that are issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is periodically re-measured as the underlying options vest.

Comprehensive income

Components of other comprehensive income, including unrealized gains and losses on available-for-sale investments, were included as part of total comprehensive income. For all periods presented, we have disclosed comprehensive income in the statement of stockholders' equity.

Net loss per common share

Basic earnings per share excludes any dilutive effects of options and shares subject to repurchase. Diluted earnings per share includes the impact of potentially dilutive securities.

	Years Ended December 31,		
	2003	2002	2001
	(In thousands, except per share amounts)		
Net loss	$(50,642)	$(34,782)	$(18,566)
Weighted average shares of common stock outstanding	36,812	29,823	24,124
Less: weighted average outstanding shares subject to repurchase	—	(37)	(94)
Weighted average shares used in computing basic and diluted net loss per share	36,812	29,786	24,030
Basic and diluted net loss per share	$ (1.38)	$ (1.17)	$ (0.77)

The following table reflects options outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive.

	December 31,		
	2003	2002	2001
Outstanding options	5,297,010	4,850,665	3,521,656

Reclassification

Certain prior period amounts reflect the reclassification of intellectual property related legal fees from research and development expenses to general and administrative expenses to conform to the current period presentation.

Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN 46 to have a material impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, *"Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,"* which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or in some circumstances, as an asset) if, at inception, the monetary value of the obligation is based solely or predominantly on: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer's equity shares or (c) variations inversely related to changes in the fair value of the issuer's equity shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

2. Cash and cash equivalents, investments and restricted investments

The following is a summary of cash and cash equivalents, investments and restricted investments (in thousands):

	December 31, 2003			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificate of deposits	$ 1,796	$—	$ —	$ 1,796
Corporate notes	80,860	26	(7)	80,879
Commercial paper	99,413	9	—	99,422
Government notes	10,606	33	(11)	10,628
Cash and money market funds	8,363	—	—	8,363
Total	$201,038	$68	$(18)	$201,088
Reported as:				
Cash and cash equivalents				$ 76,851
Short-term investments				105,802
Long-term investments				16,639
Restricted investments				1,796
Total				$201,088

	December 31, 2002			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificate of deposits	$ 1,796	$—	$—	$ 1,796
Corporate notes	60,058	—	—	60,058
Commercial paper	35,037	2	—	35,039
Government notes	4,429	28	—	4,457
Cash and money market funds	2,932	—	—	2,932
Total	$104,252	$30	$—	$104,282
Reported as:				
Cash and cash equivalents				$ 34,688
Short-term investments				61,544
Long-term investments				4,254
Restricted investments				3,796
Total				$104,282

The net realized gains on sales of available for sales investments were not material in 2003, 2002 and 2001. Realized gains and losses were calculated based on the specific identification method. At December 31, 2003 and 2002, the weighted average maturities of our available-for-sale securities were 78 days and 60 days.

3. Property and equipment

Property and equipment consist of the following (in thousands):

	December 31, 2003	December 31, 2002
Laboratory equipment	$ 4,265	$ 5,010
Office furniture and equipment	1,363	577
Leasehold improvements	3,196	1,377
	8,824	6,964
Less accumulated depreciation and amortization	(3,436)	(5,285)
Property and equipment, net	$ 5,388	$ 1,679

Property and equipment includes assets under capitalized leases at December 31, 2003 and 2002 of approximately $1.0 million and $196,000. Accumulated amortization related to leased assets was approximately $254,000 and $74,000 at December 31, 2003 and 2002.

4. Restricted investments

As of December 31, 2003, $1.8 million of our total cash and cash equivalents was restricted, held in a certificate of deposit for specific purposes. Under our operating lease agreement for the facility located in Palo Alto, California, we are required to maintain a security deposit in the form of a letter of credit equal to approximately $1.8 million (see Note 5).

5. Commitments

Capital leases and loans

In August 2002, we entered into a Master Lease Agreement, as amended, relating to an equipment lease facility and a related Master Security Agreement, as amended, relating to a line of credit secured by equipment and tenant improvements. Collectively, these credit facilities provide for a line of credit of up to approximately $2.5 million, consisting of approximately $1.9 million relating to the Master Lease Agreement and approximately $600,000 relating to the Master Security Agreement. Both credit facilities have a drawdown period of one year. Draws on the Master Lease Agreement have a payment term of 42 months with an early buyout option at 36 months. Draws on the Master Security Agreement have a payment term of 36 months. Draws under both agreements will bear interest at a rate to be fixed at the time of drawdown, calculated as 675 basis points above the current four-year Treasury Constant Maturities rate. At December 31, 2003, draws under both credit facilities totaled approximately $2.5 million, bearing interest rates between 4.3% and 10.9%. Pursuant to the terms of these credit facilities, we are required to maintain a balance of cash and investments of at least $20.5 million. In the event our cash and investments balance falls below $20.5 million, we are obligated to provide the lessor with a continuing irrevocable letter of credit from a financial institution acceptable to the lessor in an amount equal to 100% of the outstanding balance of all indebtedness and loans. As of December 31, 2003, we are in compliance with the financial covenants.

In August 2003, we entered into a Loan and Security Agreement relating to an equipment facility secured by equipment purchased. The Agreement provides for a line of credit of up to $1.5 million and has a drawdown period of one year. Draws on the Loan and Security Agreement have a payment term of 36 months and will bear interest at a rate fixed at the time of each advance at a per annum rate of 375 basis points above the current thirty-six (36) month Treasury Constant Maturity rate provided that at no time shall such interest rate be less than 5.09% per annum. At December 31, 2003, draws under this credit facility totaled approximately $368,000, bearing an interest rate of 5.9%. Pursuant to the terms of the credit facility, we are required to maintain a balance of cash and investments with the lender of at least $5.0 million. As of December 31, 2003, we are in compliance with the financial terms of the arrangement.

As of December 31, 2003, payments under capital leases and loan are as follows:

	Capital Leases	Loans	Total
	(in thousands)		
Year ending December 31:			
2004	$301	$ 771	$1,072
2005	318	751	1,069
2006	246	273	519
Total	$865	$1,795	2,660
Less amount representing interest			260
Present value of future payments			2,400
Reported as current portion			907
Non-current portion			$1,493

Operating leases

In July 2002, we entered into a lease for a new research and office facility of approximately 92,000 square feet located at 3165 Porter Drive in Palo Alto, California. The term of the lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014. We have the option to extend the lease term for an additional term of five years. Under the terms of this lease, the lessor agreed to finance up to $5.0 million in leasehold improvements to be made to the facility. Our financial commitment for the full term of the Palo Alto lease is approximately $39.1 million, which includes repayment, over a period of 10 years, of $3.0 million of the total $5.0 million in leasehold improvements financed by the lessor. The remaining $2.0 million in leasehold improvements financed by the lessor will be payable, subject to certain extension provisions, in a balloon payment at the commencement of the third year of the lease. Prior to this balloon payment, interest only payments are payable monthly on the outstanding balance of the remaining $2.0 million in leasehold improvements financed by the lessor. All amounts owed related to the remaining $2.0 million have been included in the total rental payments reflected in the table below. Pursuant to the terms of the lease, we are required to maintain a security deposit, in the form of a letter of credit equal to approximately $1.8 million. This letter of credit must be secured by either a deposit account or a securities account and at December 31, 2003, the security deposit is in the form of securities that are classified in the balance sheet as restricted investments. This collateral account is managed in accordance with our investment policy, and is restricted as to withdrawal.

We also have office equipment leases of approximately $75,000 with terms ranging from 36 months to 60 months.

Future minimum rental payments under the operating leases as of December 31, 2003 are as follows:

	Operating Leases
	(in thousands)
Year ending December 31:	
2004	$ 3,263
2005	5,203
2006	3,296
2007	3,392
Thereafter	23,576
Total	$38,730

Rent expense under operating leases was approximately $4.1 million in 2003, $581,000 in 2002 and $537,000 in 2001. In September 2003, we determined that there was excess office space associated with our move in March 2003 from South San Francisco to Palo Alto, California for which a sublease could not be obtained. We vacated approximately 7,000 square feet of leased office space in South San Francisco with a lease term through September 2004. During 2003, we recorded a charge of approximately $206,000 to rent expense, representing the entire future minimum lease payments related to the excess space.

6. Stockholders' equity

Follow-on public offerings

In August 2003, we filed a registration statement on Form S-3 to offer and sell equity and debt securities in one or more offerings up to a total dollar amount of $150 million. On October 24, 2003, the SEC declared this registration statement effective. On November 6, 2003, we filed a registration statement on Form S-3 to increase the amount of equity and debt securities to be sold pursuant to the registration statement by $2,500,000. Pursuant to applicable securities laws, this registration statement became effective upon its filing with the SEC. In November 2003, we completed a follow-on offering in which we sold 6.5 million shares and a corporate stockholder sold 1 million shares of our common stock at a price of $20.00 per share. In December 2003, the underwriters fully exercised their option to purchase 1.125 million shares of our common stock at $20.00 per share from us to cover over-allotments. The company received net proceeds of approximately $142.8 million from the offerings, net of underwriting discounts and commissions and related expenses.

In May 2002, we filed a registration statement on Form S-3 to offer and sell, from time to time, equity and debt securities in one or more offerings up to a total dollar amount of $100 million. On July 12, 2002, the SEC declared this registration statement effective. In October 2002, we completed a follow-on offering of 7.5 million shares of our common stock, at $11.50 per share, pursuant to this registration statement. The aggregate net proceeds from this follow-on public offering were approximately $80.3 million.

Stockholder Rights Plan

In October 2001, our Board of Directors approved the adoption of a Stockholder Rights Plan, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on November 14, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on November 14, 2011, unless redeemed or exchanged by the Company.

2000 Equity Incentive Plan

In March 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") and reserved 2,000,000 shares of Telik common stock for issuance under the 2000 Plan. In addition the 2000 Plan provides for annual increases in the number of shares available for issuance under the 2000 Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. Options granted under the 2000 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). For ISOs and NSOs, the option price shall be at least 100% and 85%, respectively, of the closing price of our common stock on the date of the grant, or in the event there is no public market for the common stock, of the fair value on the date of the grant, as determined by the board of directors. If, at any time we grant an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of Telik, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of four years from the date of grant. Options granted under the 2000 Plan expire no later than 10 years from the date of grant.

At December 31, 2003, 2002 and 2001 authorized and unissued shares of common stock for issuance under the 2000 Plan were 5,736,094, 4,426,410 and 3,133,802. At December 31, 2003, 2002 and 2001, 3,900,947, 3,380,002 and 1,887,500 options were outstanding under the 2000 Plan.

2000 Non-Employee Directors' Stock Option Plan

In March 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved a total of 300,000 shares of common stock for issuance thereunder. Each non-employee director at the initial public offering date was granted a NSO to purchase 20,000 shares of common stock, and each non-employee director who subsequently becomes a director of Telik will be automatically granted a NSO to purchase 20,000 shares of common stock on the date on which such person first becomes a director. Upon the day immediately following each annual stockholder meeting each non-employee director will automatically be granted a NSO to purchase 5,000 shares of common stock or an option to purchase an amount of shares prorated for the part of the year served as non-employee director. The exercise price of options under the Directors' Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors' Plan is ten years. All grants under the Directors' Plan will vest over a period of four years from date of grant, one fourth vesting one year after the date of the grant and thereafter the balance vesting monthly. The Directors' Plan will terminate in March 2010 unless terminated earlier in accordance with the provisions of the Directors' Plan. At December 31, 2003, 2002 and 2001 authorized and unissued shares of common stock for issuance under the Directors' Plan were 251,459, 251,459 and 280,000. At December 31, 2003, 2002 and 2001, options outstanding under the Directors' Plan were 145,000, 70,000 and 100,000.

2000 Employee Stock Purchase Plan

In March 2000, we adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"). We reserved a total of 250,000 shares of our common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 150,000 shares, 1% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The initial offering period commenced on the effective date of the initial public offering, August 11, 2000. Through the end of December 31, 2003, we have issued a total of 218,324 shares under this plan, and 481,676 shares remain available for future issuance. The weighted average per share fair value for shares purchased under our Purchase Plan during 2003, 2002 and 2001 was $5.33, $3.72 and $3.36.

1996 Stock Option Plan

The 1996 Stock Option Plan (the "1996 Plan") was adopted in April 1996. The terms are similar to the 2000 Plan. At December 31, 2003, 2002 and 2001, 1,212,085, 1,311,152 and 1,401,834 options were outstanding under the 1996 Plan. The 1996 Plan was terminated upon our initial public offering and no new options can be granted under this plan. The termination of the 1996 Plan had no effect upon outstanding options under the plan.

1988 Stock Option Plan

The 1988 Stock Option Plan (the "1988 Plan") was adopted in February 1989. At December 31, 2003, 2002 and 2001, 38,998, 89,511 and 132,322 options were outstanding under the 1988 Plan. The 1988 Plan was terminated upon our initial public offering and no new options can be granted under this plan. The termination of the 1988 Plan had no effect upon outstanding options under the plan.

Stock option plan activity summary

A summary of activity under our stock option plans through December 31, 2003 is as follows:

		Outstanding Options	
	Shares Available for Grant	Number of Shares	Weighted Average Price per Share
Balance, December 31, 2000	1,853,250	2,647,301	$ 2.76
Shares terminated, 1988 and 1996 plans	(248,987)	—	—
Authorized	1,133,802	—	—
Granted	(1,598,250)	1,598,250	$ 7.54
Exercised	—	(437,408)	$ 1.66
Cancelled	286,487	(286,487)	$ 3.18
Balance, December 31, 2001	1,426,302	3,521,656	$ 5.03
Shares terminated, 1988 and 1996 plans	(10,839)	—	—
Authorized	1,388,274	—	—
Granted	(1,933,500)	1,933,500	$11.48
Exercised	—	(246,861)	$ 4.73
Cancelled	357,630	(357,630)	$10.18
Balance, December 31, 2002	1,227,867	4,850,665	$ 7.24
Shares terminated, 1988 and 1996 plans	(35,087)	—	—
Authorized	1,500,000	—	—
Granted	(1,201,500)	1,201,500	$15.06
Exercised	—	(304,829)	$ 5.28
Cancelled	450,326	(450,326)	$ 8.88
Balance, December 31, 2003	1,941,606	5,297,010	$ 8.99

The weighted average fair value of options granted during 2003, 2002 and 2001 was $9.55, $6.34 and $5.98. The weighted average exercise price of options exercisable during 2003, 2002 and 2001 was $4.88, $3.49 and $2.16.

The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted–Average Remaining Contractual Life (in years)	Weighted–Average Exercise Price	Number of Shares	Weighted–Average Exercise Price
$ 1.00 – $ 1.60	1,087,919	4.31	$ 1.55	1,087,919	$ 1.55
$ 2.00 – $ 3.81	501,994	6.88	$ 3.22	392,425	$ 3.11
$ 7.06 – $ 8.25	527,123	7.26	$ 7.68	357,749	$ 7.73
$10.13 – $10.27	907,849	8.19	$10.26	196,062	$10.24
$10.37 – $12.11	939,500	8.42	$11.25	267,408	$11.14
$12.20 – $16.66	922,125	8.97	$13.05	69,230	$13.20
$18.53 – $23.05	410,500	9.71	$20.31	0	$ 0.00
$ 1.00 – $23.05	5,297,010	7.47	$ 8.99	2,370,793	$ 4.88

FAS 123 Pro Forma Information

Pro forma information regarding net loss and loss per share required by SFAS 123 as disclosed in Note 1 has been determined as if we had accounted for our employee stock options under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Stock Option Plans Years Ended December 31,			Stock Purchase Plan Years Ended December 31,		
	2003	2002	2001	2003	2002	2001
Expected stock price volatility	77.1%	81.5%	93.2%	86.8%	106.4%	109.3%
Risk-free interest rate	2.99%	3.54%	4.06%	2.11%	4.06%	4.55%
Expected life (in years)	5.0	5.0	5.0	1.36	1.38	1.22
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

During 2001, we issued 60,000 options to non-employees in exchange for services performed for Telik. There were no options issued to non-employees in 2003 and 2002. We recorded non-employee related compensation expenses of $266,000 in 2003, $171,000 in 2002, and $47,000 in 2001. In accordance with SFAS 123 and EITF 96-18, options granted to consultants and other non-employees are periodically revalued as they vest.

Deferred compensation

During the years ended December 31, 2000 and 1999, in connection with options granted to employees, we recorded deferred stock compensation of $2.6 million and $260,000, representing the difference between the exercise price of the options and the deemed fair value of the common stock. These amounts are being amortized to operations over the vesting periods of the options on a straight-line basis.

We recorded amortization of deferred stock compensation of approximately $419,000, $511,000, and $558,000 for the years ended December 31, 2003, 2002 and 2001.

Reserved Shares

At December 31, 2003, common stock subject to future issuance is as follows:

1988 Stock option plan	38,998
1996 Stock option plan	1,212,065
2000 Equity incentive plan	5,736,094
2000 Non-employee directors' stock option plan	251,459
2000 Employee stock purchase plan	481,676
	7,720,292

7. Income taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal and state income taxes. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	December 31, 2003	December 31, 2002
Deferred tax assets		
Net operating loss carryforward	$ 56,626	$ 39,100
Research credits	11,941	3,100
Capitalized research expenses	4,777	3,100
Other	708	1,250
Total deferred tax assets	74,052	46,550
Valuation allowance	(74,052)	(46,550)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $27.5 million and $13.7 million during 2003 and 2002.

As of December 31, 2003, we had net operating loss carryforwards for federal income tax purposes of approximately $160.0 million which will expire in the years 2004 through 2022 and federal research and development tax credits of approximately $6.7 million which will expire in the years 2004 through 2012.

As of December 31, 2003, we had net operating loss carryforwards for state income tax purposes of approximately $38.0 million which expire in the years 2004 through 2012 and state research and development credits of approximately $5.3 million which do not expire.

Utilization of our net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation may result in the expiration of net operating loss and credits before utilization.

8. Related party transactions

In December 1996, we entered into a collaboration and license agreement with a Japanese pharmaceutical company, Sanwa Kagaku Kenkyusho Co., Ltd., focusing on diabetes. We also entered into a screening services agreement with Sanwa in which we agreed to employ our proprietary TRAP technology to identify compounds that are active against biological targets identified by Sanwa. We amended the screening services agreement, most recently in March 2002.

Under the collaboration agreement and related license, we have received payments for certain research and development activities, and may receive payments for achievement of specified development milestones, such as initiation of clinical trials and submission of Sanwa's request for regulatory approval, and for royalties on product sales, if any, in several countries in Asia. To-date we have received a total of $12.0 million from Sanwa under the collaboration agreement and we may receive up to $10.0 million more in the future for the achievement of the development milestones mentioned previously. In addition to research funding, Sanwa invested an aggregate of $11.0 million in our equity securities during the years of 1996 through 1998.

In June 2000 we made a loan to an officer in connection with the exercise of an option to purchase 96,000 shares of Telik common stock. This full recourse loan was for the aggregate amount of $153,600, bearing annual interest of 6.5%. In 2001, the officer made a principal payment in the amount of $48,000. The remaining loan principal of $105,600, with accumulated interest was paid in full during 2002.

From October 1998 to October 2001, Gail L. Brown, MD has served as a consultant to Telik on matters involving the clinical development of our products. Dr. Brown is the spouse of Dr. Michael Wick, our President, Chief Executive Officer and Chairman. In November 2001, Dr. Brown joined Telik as Senior Vice President and Chief Medical Officer.

9. 401(k) Plan

We maintain a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. We have made no employer contributions to the plan since its inception.

10. Quarterly financial information (unaudited)

Selected quarterly financial information is summarized below (in thousands except per share amounts):

Quarter Ended	2003 Dec. 31	2003 Sep. 30	2003 Jun. 30	2003 Mar. 31	2002 Dec. 31	2002 Sep. 30	2002 Jun. 30	2002 Mar. 31
Total revenues	$ 7	$ 6	$ 173	$ 250	$ 250	$ 250	$ 365	$ 422
Operating costs and expenses:								
Research and development(1)	11,660	10,671	10,262	9,718	11,536	6,661	8,022	4,330
General and administrative(1)	3,202	2,628	2,080	2,005	1,836	1,593	1,627	1,609
Total operating costs and expenses	14,862	13,299	12,342	11,723	13,372	8,254	9,649	5,939
Loss from operations	(14,855)	(13,293)	(12,169)	(11,473)	(13,122)	(8,004)	(9,284)	(5,517)
Interest income, net	325	190	271	362	489	179	205	272
Net loss	$(14,530)	$(13,103)	$(11,898)	$(11,111)	$(12,633)	$(7,825)	$(9,079)	$(5,245)
Net loss per common share, basic and diluted(2)	$ (0.36)	$ (0.37)	$ (0.33)	$ (0.31)	$ (0.36)	$ (0.28)	$ (0.33)	$ (0.19)
Weighted average shares used in computing net loss per common share, basic and diluted	39,822	35,895	35,840	35,657	35,496	28,174	27,808	27,738

(1) Quarterly data for year 2002 reflect the reclassification of intellectual property related legal fees from research and administration expense to general and administrative expense to conform with our presentation in 2003.

(2) Net loss per common share for each quarter are calculated as a discrete period; the sum of four quarters may not equal the calculated full year amount.

TELIK, INC.
3165 Porter Drive
Palo Alto, CA 94304

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

May 12, 2004

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Telik, Inc., a Delaware corporation ("Telik" or the "Company"), for use at the Annual Meeting of Stockholders to be held on Wednesday, May 12, 2004, at 9:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at the Company's office at 3165 Porter Drive, Palo Alto, CA 94304. The Company intends to mail this proxy statement and accompanying proxy card on or about April 12, 2004 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of common stock of the Company ("Common Stock") for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on March 25, 2004, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on March 25, 2004, the Company had outstanding and entitled to vote 43,689,172 shares of Common Stock.

Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted towards the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal. Unless a contrary direction is indicated, the proxy will be counted as affirmative votes for proposals 1 and 2.

Voting Via the Internet or by Telephone

Stockholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The law of Delaware, under which the Company is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that such proxy was authorized by the stockholder.

The telephone and Internet voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

For Shares Registered in Your Name

Stockholders of record may go to **http://www.eproxyvote.com/telk/** to grant a proxy to vote their shares by means of the Internet. They will be required to provide the company number and control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Any stockholder using a touch-tone telephone may also grant a proxy to vote shares by calling toll free **1-877-779-8683** and following the recorded instructions.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in "street name" receive instruction for granting proxies from their banks, brokers or other agents, rather than using the Company's proxy card.

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communications Services program, you may grant a proxy to vote those shares telephonically or via the Internet by calling the telephone number or contacting the web site shown on the instruction form received from your broker or bank.

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted via the Internet or by telephone must be received by 12:00 noon, Eastern Time on May 11, 2004. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 3165 Porter Drive, Palo Alto, CA 94304, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for nominating a director and submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is December 10, 2004. Stockholders wishing to submit proposals or director nominations that are not to be included in such proxy statement and proxy must do so no sooner than January 14, 2005 and no later than February 14, 2005. Stockholders are also advised to review the Company's Amended and Restated Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations. A copy of the Company's Amended and Restated Bylaws may be obtained from the Secretary of the Company at Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

PROPOSAL 1

ELECTION OF DIRECTORS

Election of Directors

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the board of directors of the Company (the "Board of Directors" or the "Board") shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified, or until such directors' earlier death, resignation or removal.

The Board of Directors is presently composed of seven members. There are two directors in the class whose term of office expires in 2004. Dr. Wick, who was previously elected as a director by the stockholders, is currently the Company's President, Chief Executive Officer and Chairman. Mr. Newman is currently a director of the Company and was previously elected by the Board of Directors to fill a vacancy on the Board. If elected at the Annual Meeting, each of the nominees would serve until the 2007 annual meeting and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. The person nominated for election has agreed to serve if elected, and management has no reason to believe that this nominee will be unable to serve.

Set forth below is biographical information for each person nominated for election and for each person whose term of office as a director will continue after the Annual Meeting.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF THE NAMED NOMINEES.**

Nominees for Election for a Three-Year Term Expiring at the 2007 Annual Meeting

Michael M. Wick, M.D., Ph.D.

Michael M. Wick, M.D., Ph.D., has served as the Company's Chairman of the Board of Directors since January 2000 and is nominated for re-election. Dr Wick has served as the Company's Chief Executive Officer since July 1999 and as the President since June 1998. Dr. Wick served as the Company's Chief Operating Officer from December 1997 until June 1998, and as Executive Vice President, Research and Development, from

December 1997 until June 1998. He has been one of the Company's directors since December 1997. Prior to joining the Company in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, Inc., a public biotechnology company, from May 1995 until May 1997, and continued as a consultant until December 1997. Dr. Wick served as Executive Director of oncology/immunology and clinical research at Lederle Laboratories, a division of American Cyanamid, a pharmaceutical company, from September 1990 until May 1995, and also directed the Cyanamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a Ph.D. degree in chemistry from Harvard University and an M.D. degree from Harvard Medical School.

Richard B. Newman

Richard B. Newman has served as one of the Company's directors since April 2003 and is nominated for re-election. Since 1983, Mr. Newman has served as President and Chief Executive Officer of D&R Products Co., Inc., which designs, develops and manufactures orthopedic, vascular and other surgical medical devices and instruments for major medical device and instrument manufacturers in the United States and Europe. Mr. Newman obtained extensive experience in acquiring, operating and divesting industrial real estate and software business. Mr. Newman holds an AB from Harvard College and a LL.B. from Harvard Law School.

Directors Continuing in Office Until the 2005 Annual Meeting

Edward W. Cantrall, Ph.D.

Edward W. Cantrall, Ph.D., has served as a director of the Company since May 2002. Dr. Cantrall has served as a consultant to biotechnology and genomics companies since May 1998. From November 1997 to May 1998, Dr. Cantrall served as Vice President and General Manager for Molecular Informatics, Inc. ("Molecular Informatics"), a subsidiary of the Perkin-Elmer Corporation, and prior to the acquisition of Molecular Informatics by Perkin-Elmer Corporation in November 1997, he served as President and Chief Executive Officer of Molecular Informatics. He was Chief Executive Officer and President of the National Center for Genome Resources from January 1995 to November 1996. From September 1986 to July 1994, Dr. Cantrall served as Vice President of Operations at Lederle Laboratories, a division of American Cyanamid Company subsequently acquired by Wyeth Laboratories. He has served as a member of the Board of Managers of The Health Enterprise Group since 2000. His fields of expertise include pharmaceutical development and manufacturing. Dr. Cantrall holds a Ph.D. degree in organic chemistry from the University of Illinois and an MBA degree in industrial management from Fairleigh Dickinson University.

Steven R. Goldring, M.D.

Steven R. Goldring, M.D., has served as a director of the Company since May 2002. Dr. Goldring has been a Professor of Medicine at Harvard Medical School and Chief of Rheumatology at Beth Israel Deaconess Medical Center since 1996. He has also served as the Director of the New England Baptist Bone and Joint Institute, in collaboration with the Beth Israel Deaconess Medical Center since its establishment in 1996. Dr. Goldring serves on the osteoporosis and rheumatology clinical advisory boards for Merck & Co., Inc. and Eli Lilly and Company, as well as an advisor to numerous biotechnology companies. He has established a clinical research program at Beth Israel Deaconess Medical Center. Dr. Goldring has served as a consultant or Principal Investigator in the pharmaceutical industry, foundation and NIH sponsored research programs, and as a consultant to numerous biotechnology and pharmaceutical companies. He received his medical training at Peter Bent Brigham Hospital and the Massachusetts General Hospital and is the author of numerous scientific publications. Dr. Goldring holds an M.D. degree from Washington University School of Medicine.

Directors Continuing in Office Until the 2006 Annual Meeting

Stefan Ryser, Ph.D.

Stefan Ryser, Ph.D., has served as one of the Company's directors since September 1998. Since April 2000, Dr. Ryser has served as a managing partner of Bear Stearns Health Innoventures L.P., a venture capital fund. Dr. Ryser is an employee of Bear Stearns & Co. and managing director of Bear Stearns Asset Management which is a department of Bear Stearns & Co. Dr. Ryser served as Chief Executive Officer until April 2000, and has served as a member and delegate of the board of International Biomedicine Management Partners, Inc., a company that manages investments in biotechnology companies on behalf of International BM Biomedicine Holdings Inc., since January 1998. From January 1989 until December 1997, Dr. Ryser held various positions at F. Hoffmann-La Roche Ltd. ("Roche"), a pharmaceutical company, including Scientific Assistant to the President of Global Research and Development, and was responsible for maintaining the scientific liaison between Roche and Genentech, Inc. From January 1991 until December 1997, Dr. Ryser served as a member of the Brussels-based senior advisory group of EuropaBio, a European biotechnology organization. Dr. Ryser is a director of Entelos, Inc. and Achillion Pharmaceuticals, Inc., both privately held biotechnology companies. Dr. Ryser received a Ph.D. degree in molecular biology from the University of Basel.

Robert W. Frick

Robert W. Frick has served as one of the Company's directors since April 2003. From 1976 until his retirement in 1998, Mr. Frick served in various capacities at Bank of America, including Vice Chairman of the Board, Chief Financial Officer, head of the World Banking Group for Bank of America, Managing Director of BankAmerica International, and President of Bank of America's venture capital subsidiary. Mr. Frick currently serves on the Boards of Directors of several private companies including Charles Schwab Trust Company, Charles Schwab Bank, subsidiaries of The Charles Schwab Corporation and Lucas Film Limited. Mr. Frick is currently an Adjunct Professor of Business Strategy in the graduate business program at St. Mary's College. Mr. Frick holds a B.S. in Civil Engineering and an M.B.A. from Washington University in St. Louis, Missouri.

Mary Ann Gray, Ph.D.

Mary Ann Gray, Ph.D. has served as one of the Company's directors since August 2003. Currently, Dr. Gray is President of Gray Strategic Advisors, LLC and serves on the Board of Directors of Dyax Corporation. From 1999 to 2003, Dr. Gray was Senior Analyst and Portfolio Manager for the Federated Kaufmann Fund. Prior to 1999, Dr. Gray led biotechnology equity research groups at Raymond James & Associates, Warburg Dillon Read and Kidder Peabody. Dr. Gray began her career as a scientist focused on new cancer drug development at Schering-Plough and NeoRx Corporation. Dr. Gray holds a Ph.D. in pharmacology from the University of Vermont.

Board of Directors Committees and Meetings

Independence of The Board of Directors and its Committees

The Nasdaq Stock Market ("Nasdaq") listing standards require that a majority of the members of a listed company's board of directors qualify as "independent," as affirmatively determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board affirmatively has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Dr. Wick, the Chairman of the Board and Chief Executive Officer of the Company.

As required under new Nasdaq listing standards, the Company's independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. Persons interested in communicating to the independent directors their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of the Company at 3165 Porter Drive, Palo Alto, CA 94304.

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee, among other things: evaluates the performance, and assesses the qualifications, of the independent auditors; determines and pre-approves the engagement of the independent auditors to perform all proposed audit, review and attest services; reviews and pre-approves the retention of the independent auditors to perform any proposed permissible non-audit services; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors for the ensuing year; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements.

Three directors comprise the Audit Committee: Drs. Cantrall and Ryser and Mr. Frick. The Audit Committee met five times during the fiscal year ended December 31, 2003. The Audit Committee has adopted a written Audit Committee Charter that is **attached as Appendix A** to these proxy materials.

The Board of Directors annually reviews the Nasdaq listing standards' definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Dr. Cantrall qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission rules. The Board of Directors made a qualitative assessment of Dr. Cantrall's level of knowledge and experience based on a number of factors, including his formal education and his service in many executive capacities having financial oversight responsibilities. These positions include Chief Executive Officer, President and Vice President of Operations to, and member of the boards of directors of, a number of biotechnology and genomics companies, pursuant to which Dr. Cantrall has experience supervising the preparation of financial reports. Dr. Cantrall holds an MBA.

Compensation Committee

The Compensation Committee of the Board of Directors reviews, modifies and approves the overall compensation strategy and policies for the Company. The Compensation Committee, among other things: reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's officers; determines and approves the compensation and other terms of employment of the Company's Chief Executive Officer; determines and approves the compensation and other terms of employment of the other officers of the Company; administers the Company's stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs; and reviews and recommends to the Board of Directors appropriate insurance coverage for the Company's directors and officers.

Three directors currently comprise the Compensation Committee: Drs. Ryser and Goldring and Mr. Newman. Each of the members of the Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met four times and acted once by a written consent during the fiscal year ended December 31, 2003.

Nominating Committee

The Nominating Committee of the Board of Directors is responsible for, among other things, identifying, reviewing and evaluating candidates to serve as directors of the Company, reviewing, evaluating and considering incumbent directors, recommending to the Board of Directors for selection candidates for election to the board of directors, making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors and assessing the performance of the Board of Directors.

Three directors comprise the Nominating Committee: Drs. Ryser and Gray and Mr. Newman. All members of the Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Because the Nominating Committee was created by the Board in February 2004, it did not meet during the fiscal year ended December 31, 2003. The Nominating Committee has adopted a written Nominating Committee Charter that **is attached as Appendix B** to these proxy materials.

The Nominating Committee has not established any specific minimum qualifications that must be met for recommendation for a position on the Board of Directors. Instead, in considering candidates for director, the Nominating Committee will generally consider all relevant factors, including among others the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company, the candidate's reputation for personal integrity and ethics and the candidate's ability to exercise sound business judgment. Other relevant factors, including diversity, age and skills, will also be considered. Candidates for director are reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

The Nominating Committee uses its network of contacts (and those of other members of the Board of Directors) when compiling a list of potential director candidates and may also engage outside consultants (such as professional search firms). However, pursuant to its charter, the Nominating Committee also considers potential director candidates recommended by stockholders. All potential director candidates are evaluated based on the factors set forth above, and the Nominating Committee has established no special procedure for the consideration of director candidates recommended by stockholders.

The Nominating Committee will consider director candidates recommended by stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating Committee at the following address: 3165 Porter Drive, Palo Alto, CA 94304 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last Annual Meeting of Stockholders. The deadline for nominating a director for the 2005 Annual Meeting of Stockholders is December 10, 2004. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board of Directors

The Board of Directors met five times and acted once by a written consent during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively.

Attendance at Annual Meeting

It is the Company's current policy to require directors to attend the Annual Meeting absent extraordinary circumstances. The 2003 Annual Meeting of Stockholders was attended by three of the members, or 50%, of the Board of Directors.

Stockholder Communications With The Board Of Directors

The Board of Directors has authorized the Nominating Committee to consider recommendations for Board nominees and proposals submitted by the Company's stockholders and to establish any policies and procedures to facilitate stockholder communications with the Board of Directors. Historically, the Company has not adopted a formal process for stockholder communications with the Board of Directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board of Directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. The Company believes its responsiveness to stockholder communications to the Board of Directors has been excellent. However, the Nominating Committee of the Board will consider, from time to time, whether adoption of a formal process for stockholder communications with the Board has become necessary or appropriate.

Code Of Ethics

The Company has adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for the Company is expected to comply. The Code of Conduct has been filed with the Securities and Exchange Commission with the Company's annual report on Form 10-K. If the Company grants to any of our directors or executive officers any waiver, including any implicit waiver, from a provision of the Code of Conduct, or if the Company makes any substantive amendment to the Code of Conduct, the Company will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

Report of the Audit Committee Of The Board Of Directors*

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Company's management is responsible for the internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and the issuance of a report thereon.

In this context, the Audit Committee met and held discussions with management and Ernst & Young LLP, the Company's independent auditors. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees) as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications).

In addition, the Audit Committee has discussed with the independent auditors, the auditors' independence from the Company and its management, including the matters in the written disclosures that were received pursuant to the requirements of the Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and considered the compatibility of non-audit services with the auditors' independence.

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* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the Securities and Exchange Commission.

The Audit Committee and the Board of Directors also have recommended, subject to stockholder ratification, the selection of Ernst & Young LLP as the Company's independent auditors.

The Audit Committee:

Edward W. Cantrall
Stefan Ryser
Robert W. Frick

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2004, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 1989. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent auditors is not required by the Company's Amended and Restated Bylaws or otherwise. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Shares represented by executed proxies will be voted, if no abstention or vote against is marked, for the ratification of Ernst & Young LLP as the Company's independent auditors.

Independent Auditor Fee Information

The following summarizes the fees paid to Ernst & Young LLP for the years ended December 31, 2003 and 2002:

	December 31,	
	2003	2002
Audit Fees (1)	$277,000	$236,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total Fees	$277,000	$236,000

(1) Audit Fees were for services associated with the annual audit, the reviews of the Company's annual report on Form 10-K and quarterly reports on Form 10-Q and follow-on public offerings.

(2) Audit-Related fees would be primarily attributable to audits of employee benefit plans, internal control reviews attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. As stated above, the Company incurred no such fees in the fiscal years ended December 31, 2003 and December 31, 2002.

(3) Tax fees would be for services in connection with tax compliance, tax planning and tax advice. As stated above, the Company incurred no such fees in the fiscal years ended December 31, 2003 and December 31, 2002.

(4) There were no other fees for services billed by Ernst & Young LLP for the fiscal years ended December 31, 2003 and December 31, 2002.

The Audit Committee has not adopted policies and procedures for the pre-approval of audit and non-audit services rendered by the Company's independent auditor, Ernst & Young LLP, however, the charter of the Audit Committee requires that the Audit Committee pre-approve the engagement of the auditor to perform all proposed audit, review and attest services, as well as engagements to perform any proposed permissible non-audit services. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. One hundred percent of the auditors' fees were pre-approved by the Audit Committee during the last fiscal year.

The Audit Committee has determined the rendering of all non-audit services by Ernst & Young LLP is compatible with maintaining the auditor's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's executive officers, directors and key personnel.

Name	Age	Position
Executive Officers and Directors:		
Michael M. Wick, M.D., Ph.D.	58	President, Chief Executive Officer and Chairman
Cynthia M. Butitta	49	Chief Operating Officer and Chief Financial Officer
Reinaldo F. Gomez, Ph.D.	58	Senior Vice President, Product Development
Edward W. Cantrall, Ph.D.	72	Director
Robert W. Frick	66	Director
Steven R. Goldring, M.D.	60	Director
Mary Ann Gray, Ph. D.	51	Director
Richard B. Newman, Esq.	65	Director
Stefan Ryser, Ph.D.	44	Director
Key Personnel:		
Gail L. Brown, M.D.	53	Senior Vice President and Chief Medical Officer
Marc L. Steuer	57	Senior Vice President, Business Development
William P. Kaplan, Esq.	50	Vice President, Legal Affairs
James E. Keck, Ph.D.	47	Vice President, Biology Research
David W. Lair	46	Vice President, Finance and Clinical Operations
Robert T. Lum, Ph.D.	41	Vice President, Preclinical Development
Carlos A. Parra	51	Vice President, Quality
Steven R. Schow, Ph.D.	54	Vice President, Chemistry Research
Bhavender Sharma, Ph.D.	54	Vice President , Manufacturing
Jay P. Shepard	46	Vice President, Commercial Operations

Set forth below is biographical information for each of the executive officers and key personnel.

Biographical information about Dr. Wick and Mr. Newman is included under the caption "Nominees for Election for a Three-Year Term Expiring at the 2007 Annual Meeting." Biographical information about Drs. Cantrall and Goldring is included under the caption "Directors Continuing in Office Until the 2005 Annual Meeting." Biographical information about Dr. Ryser, Dr. Gray and Mr. Frick is included under the caption "Directors Continuing in Office Until the 2006 Annual Meeting."

Cynthia M. Butitta has served as the Company's Chief Operating Officer and Chief Financial Officer since March 2001. She has served as the Company's Chief Financial Officer since August 1998. From September 1997 through February 2001, Ms. Butitta provided financial consulting services as a partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 until September 1997, Ms. Butitta was Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a biotechnology company. From June 1994 until December 1995, she was Vice President of Finance and Administration and Chief Financial Officer for InSite Vision, Inc., a biotechnology company. From June 2000 to February 2002, Ms. Butitta was a director of Catalyst Semiconductor, Inc., a semiconductor products company. Ms. Butitta holds a B.S. degree in business and accounting from Edgewood College in Madison, Wisconsin, and an M.B.A. degree in finance from the University of Wisconsin, Madison.

Reinaldo F. Gomez, Ph.D., has served as the Company's Senior Vice President, Product Development since January 2002 and as Vice President, Product Development since September 2000. He served as the Company's Vice President, Corporate Alliances from January 1998 until September 2000 and as Vice President, Research and Development from September 1996 until December 1997. From August 1995 to September 1996, Dr. Gomez served as the Company's Vice President, Project Management. Dr. Gomez served as the Company's Chief Executive Officer from July 1992 to August 1995. He served as the Company's President from May 1991 until August 1995, and as one of the Company's directors from May 1991 until January 1997. Over a ten-year period prior to that, Dr. Gomez held various research positions at Genentech, Inc., a biotechnology company, including that of Vice President of Discovery Research. During his tenure at Genentech, Dr. Gomez directed that company's major drug development effort for tissue plasminogen activator (t-PA), which led to the filing of the application for FDA marketing approval in 1986. He previously served on the faculty of the Massachusetts Institute of Technology ("MIT") as Associate Professor in Nutrition and Food Science. Dr. Gomez received his B.S. and M.S. degrees in food science from the University of Florida and his Ph.D. in nutrition and food science from MIT.

Gail L. Brown, M.D., has served as the Company's Senior Vice President and Chief Medical Officer since November 2001. Dr. Brown has served as a consultant to the Company on matters related to clinical development of the Company's product candidates since October 1998. Prior to joining the Company, Dr. Brown was a Managing Director at The Palladin Group, LP, and Tanager Capital Group, LLC, entities specializing in investment advisory services, from January 2001 to October 2001. She was a co-founder and partner of Altair Capital Associates LLC, specializing in biotechnology investment advisory services, from November 1998 to January 2001. Dr. Brown has served as a consultant and a member of clinical and scientific advisory boards at numerous public and private biotechnology companies from 1995 to 2001. She began her career at the Harvard Medical School, where she served on the faculty in the Department of Medicine, Division of Hematology and Oncology from 1980 to 1995. Dr. Brown received her M.D. degree from The University of Rochester School of Medicine and an M.B.A. degree in finance from St. Mary's College of California School of Economics and Business Administration.

Marc L. Steuer has served as the Company's Senior Vice President, Business Development since October 2002. Prior to joining the Company, from 1994 to 2002, Mr. Steuer was associated with Pharmacyclics, Inc., most recently as Senior Vice President, Business Development. From 1992 to 1994, Mr. Steuer was with SciClone Pharmaceuticals, Inc., serving as Vice President, Finance and Chief Financial Officer and later as Executive Vice President, Business Development and Commercial Affairs. He also has held senior management positions at Pilkington Visioncare Group, a major division of Pilkington, plc, Syntex Corporation and international management consulting firms. Mr. Steuer holds a M.S. degree in electrical engineering from Columbia University and an M.B.A. degree from New York University.

William P. Kaplan, Esq., has served as the Company's Vice President, Legal Affairs since April 2003. Prior to joining the Company, Mr. Kaplan was Vice President and General Counsel of iPrint Technologies, a developer and supplier of internet print technology. Before iPrint, Mr. Kaplan served as Vice President & General Counsel of Resumix, a publisher of enterprise human resources software. He also served as General Counsel of Netcom On-Line Communication Systems, a major ISP, and Ungermann-Bass, a global manufacturer of network and telecommunications equipment. Mr. Kaplan has practiced law since 1982. He holds a B.A. degree in mathematics from the University of California, Santa Barbara, and a Juris Doctor degree from the School of Law at the University of California, Davis.

James G. Keck, Ph.D., has served as the Company's Vice President, Biology Research since May 2001. Prior to joining the Company, Dr. Keck served as a Senior Director of Discovery for GeneTrace Systems Inc., a biotechnology company, from March 2000 to April 2001. He served as President and Chief Scientific Officer of Strata Biosciences Incorporated, a biotechnology company for which he was the scientific founder and which subsequently merged with GeneTrace Systems Inc., from April 1999 to March 2000, and as Vice President of Research from September 1997 to April 1999. Prior to that, he served as Head of the Protein Expression Department at Berlex Biosciences Inc., a biotechnology company, from July 1995 to August 1997. Dr. Keck holds an M.S. degree from North Carolina State University and a Ph.D. degree from University of Southern California.

David W. Lair has served as the Company's Vice President of Finance and Clinical Operations since September 2003. He served as the Company's Vice President of Finance since January 2003 and provided financial consulting services to the Company since September 2002. From June 2000 until September 2002,

Mr. Lair was Vice President of Finance and Administration and Chief Financial Officer for Slam Dunk Networks, Inc., a guaranteed transaction delivery service provider. From March 1999 until June 2000, Mr. Lair served as Vice President of Finance and Administration and Chief Financial Officer for Surfree.com, an Internet service provider that merged with PSINet, Inc. From November 1996 until June 1998, Mr. Lair served as Vice President of Finance and Administration and Chief Financial Officer for NeTpower, Inc., a computer manufacturing company. Prior to joining NeTpower, Inc., Mr. Lair held significant financial positions with Silicon Graphics, MIPS Computer Systems, and Unisys. Mr. Lair holds a B.A. degree in economics from the University of California, Berkeley and an M.B.A. degree in finance from California State University, Hayward.

Robert T. Lum, Ph.D., has served as the Company's Vice President, Preclinical Development since January 2002 and as Director, Medicinal Chemistry since January 2000. Dr. Lum joined the Company in February 1998 as Associate Director, Medicinal Chemistry. Prior to joining the Company, Dr. Lum served as Assistant Director, Medicinal Chemistry, at CV Therapeutics, Inc. from January 1994 to January 1998. Prior to 1994, he was a Scientist at Arris Pharmaceutical Corporation and an Associate Senior Investigator at Smithkline Beecham Corporation. Dr. Lum has authored numerous scientific publications and patents. Dr. Lum holds a Ph.D. degree in chemistry from the Massachusetts Institute of Technology and a B.S. degree from the University of California at Berkeley.

Carlos A. Parra has served as the Company's Vice President, Quality since June 2002. Prior to joining the Company, from 1996 to 2002, Mr. Parra was Principal Partner of West Coast Associates, a firm he established to provide consulting services to pharmaceutical, biotechnology and medical device companies in the areas of quality management, cGMP compliance and validation. From 1976 until founding West Coast Associates, Mr. Parra held quality management positions of increasing responsibility at several companies including Genentech, Inc., Syntex Research, Abbott Laboratories, Somatogen, Inc., and InSite Vision, Inc. He holds a B.S. degree in microbiology from the University of Texas at El Paso.

Bhavender Paul Sharma, Ph.D., has served as the Company's Vice President, Manufacturing since September, 2003 and as Senior Director, Program Management since April 2002. Prior to joining the Company Dr. Sharma was associated with CV Therapeutics, Inc. from 1994 to April 2002, most recently as Executive Director, Manufacturing and Process Development. Dr. Sharma began his industry career in 1976 as a Senior Chemical Engineer with Corning, Inc. At Corning and subsequently at Genencor International, Inc., he served in product commercialization and strategic planning roles. Dr. Sharma earned a B.Sc. degree in Chemical Engineering from Panjab University, India, an M.B.A. degree from Syracuse University and a Ph.D. degree in biochemical engineering from Rutgers University.

Steven R. Schow, Ph.D., has served as the Company's Vice President, Chemistry Research since March 2000. He served as the Company's Senior Director of Medicinal Chemistry from March 1998 until March 2000. Prior to joining the Company, Dr. Schow served as a Director of Medicinal Chemistry at CV Therapeutics, Inc., a biotechnology company, from May 1995 to March 1998. He served as a Senior Group Leader at Lederle Laboratories, a division of American Cyanamid, a pharmaceutical company, from November 1991 until May 1995. Dr. Schow holds a Ph.D. degree in organic chemistry from the University of California at San Diego.

Jay P. Shepard has served as the Company's Vice President, Commercial Operations since August 2002. Prior to joining the Company, from 1994 to 2002, Mr. Shepard held positions of increasing responsibility at Alza Pharmaceuticals, Inc. Most recently, he was Vice President of Alza's Oncology Business Unit, responsible for a product line that included Doxil®. Prior to 1994, Mr. Shepard held product and sales management positions at Syntex Laboratories and Ortho Pharmaceutical Corporation. He holds a B.S. degree in business administration from the University of Arizona, Tucson.

The Company's executive officers are appointed by the Board of Directors and serve until their successors are elected or appointed. There are no family relationships among any of the Company's directors or executive officers. Dr. Brown, one of the Company's key personnel, is the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman. No director has a contractual right to serve as a member of the Company's Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Stock by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. All of the information in this table is as of March 1, 2004.

	Beneficial Ownership(1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
Wellington Management Company, LLP(2) 75 State Street Boston, MA 02109	2,817,524	6.45%
FMR Corp.,(3),(4) 82 Devonshire Street, Boston, MA 02109	2,291,900	5.25%
Michael M. Wick, M.D., Ph.D.(5)	1,221,917	2.73%
Cynthia M. Butitta(6)	248,836	*
Reinaldo F. Gomez, Ph.D.(7)	365,961	*
Edward W. Cantrall, Ph.D.(8)	9,583	*
Robert W. Frick(9)	15,000	*
Steven R. Goldring, M.D.(10)	9,583	*
Mary Ann Gray, Ph.D.(11)	—	*
Richard B. Newman, Esq.(12)	19,000	*
Stefan Ryser, Ph.D.(13)	26,375	*
All executive officers and directors as a group (9 persons)(14)	1,916,255	4.23%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 43,670,405 shares outstanding on March 1, 2004, adjusted as required by rules promulgated by the Securities and Exchange Commission.

(2) Wellington Management Company, LLP, an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, is deemed a beneficial owner of these shares as the result of acting as investment adviser to its various investment advisory clients, none of which is known to have beneficial ownership of more than five percent of the Company's Common Stock.

(3) Fidelity Management & Research Company is a wholly-owned subsidiary of FMR Corp., and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,651,600 shares of the Common Stock outstanding of the Company as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(4) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR, Corp., and a bank as defined in Section 3(a) (6) of the Securities Exchange Act of 1934, is the beneficial owner of 640,300 shares of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

(5) Includes 946,916 shares issuable to Dr. Wick pursuant to options exercisable within 60 days of March 1, 2004, 211,459 shares issuable to Dr. Wick's spouse within 60 days of March 1, 2004 and 44,306 shares held in the name of Dr. Wick's spouse.

(6) Includes 227,083 shares issuable to Ms. Butitta pursuant to options exercisable within 60 days of March 1, 2004.

(7) Includes 111,542 shares held by Dr. Gomez and his spouse as trustees of a family trust and 10,416 shares held by his children who reside with him. The total also includes 241,146 shares issuable to Dr. Gomez pursuant to options exercisable within 60 days of March 1, 2004.

(8) Includes 9,583 shares issuable to Dr. Cantrall pursuant to options exercisable within 60 days of March 1, 2004.

(9) Includes 5,000 shares issuable to Mr. Frick pursuant to options exercisable within 60 days of March 1, 2004.

(10) Includes 9,583 shares issuable to Dr. Goldring pursuant to options exercisable within 60 days of March 1, 2004.

(11) Dr. Gray joined the Board of Directors in August 2003.

(12) Includes 5,000 shares issuable to Mr. Newman pursuant to options exercisable within 60 days of March 1, 2004. The total also includes 10,000 shares held by D & R Product Co. 401(k) and Profit Sharing Plan of which Mr. Newman is deemed to have pecuniary interest in the shares.

(13) Includes 24,375 shares issuable to Dr. Ryser pursuant to options exercisable within 60 days of March 1, 2004.

(14) Includes shares described in the notes above, as applicable. Includes 1,680,145 shares which certain executive officers, directors and principal stockholders of the Company have the right to acquire pursuant to stock options exercisable within 60 days of March 1, 2004.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of the end of December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
Equity compensation plans approved by security holders	5,297,010	$8.99	2,423,282(2)
Equity compensation plans not approved by security holders	0	N/A	0
Total	5,297,010	$8.99	2,423,282(2)

(1) Each year on January 1, starting January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by the Board of Directors. In addition, each year on January 1, starting January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Employee Stock Purchase Plan is automatically increased by the lesser of 150,000 shares or 1% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by the Board of Directors.

(2) Includes 481,676 shares issuable under the 2000 Employee Stock Purchase Plan.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2003, the Company's executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them, except that Dr. Wick, Ms. Butitta and Dr. Gomez each made one late filing with respect to stock option grants issued to each of these individuals in February 2003.

EXECUTIVE COMPENSATION

Compensation of Directors

In 2003, each non-employee director of the Company was entitled to receive quarterly cash compensation of $3,750 from the Company for serving on the Board of Directors. For the year ended December 31, 2003, the total cash compensation paid to non-employee directors was $52,500. At the request of Dr. Ryser, the Company donated to a charitable organization the cash compensation to be paid to Dr. Ryser as a non-employee director of the Company. The quarterly cash compensation was increased to $6,250 in 2004. The members of the Board of Directors are also eligible for reimbursement of their expenses incurred in connection with attendance at Board and Committee meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are not intended by the Company to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. On the effective date of the Company's initial public offering of its Common Stock, each non-employee director was granted an option to purchase 20,000 shares of the Common Stock. Each person who is elected or appointed to be a non-employee director for the first time after such date will be granted an option to purchase 20,000 shares of Common Stock upon such election or appointment. On the day following each Annual Meeting of Stockholders (or the next business day should such date be a legal holiday), each member of the Company's Board of Directors who is not an employee of the Company or, where specified by the non-employee director, an affiliate of such director, is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 5,000 shares of the Company's Common Stock or an option to purchase an amount of shares prorated for the part of the year served as a non-employee director. No other options may be granted at any time under the Directors' Plan.

The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq National Market). The options have a term of 10 years. Options granted under the Directors' Plan vest as follows: 25% of the shares subject to the options will vest on the first anniversary of the grant date and the remainder will vest in equal monthly installments over the next three years. The vesting of each option will cease on the date the non-employee director holding such option ceases to provide services (whether as a director or consultant) to the Company or one of the Company's affiliates. Options will terminate three months after the non-employee director's service with the Company or its affiliates terminates. However, if such termination is due to the non-employee director's death, or if the non-employee director dies within three months after his or her service terminates, the exercise period will be extended to 18 months following death. No option shall be exercisable after the expiration of 10 years from the date it was granted. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Directors' Plan may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options held by those directors whose continuous service has not terminated shall accelerate in full and the options will terminate if not exercised at or prior to such change of control transaction.

On April 1, 2003, the Company granted to each of Messrs. Frick and Newman an initial stock option grant for 20,000 shares, with an exercise price of $13.61 per share, upon their appointments to the Board. On May 15, 2003, the Company granted options covering 5,000 shares to each of Drs. Cantrall, Goldring and Ryser at an exercise price of $15.01 per share. On August 27, 2003, the Company granted 20,000 shares to Dr. Gray with an exercise price of $19.01 per share for her appointment to the Board. The exercise price per share for each option is equal to the fair market value of the Company's Common Stock on the date of grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq National Market).

As of March 1, 2004, options to purchase a total of 145,000 shares of the Company's Common Stock were outstanding under the Directors' Plan. As of March 1, 2004, options covering 48,541 shares had been exercised under the Directors' Plan.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2003, 2002 and 2001, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other two most highly compensated executive officers at December 31, 2003 (the "Named Executive Officers"). There were no other executive officers during this period.

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)(1)**	**Securities Underlying Options**	**All Other Compensation ($)**
Michael M. Wick	2003	455,000	525,000	75,000	—
President, Chief Executive Officer and	2002	425,000	140,000	150,000	—
Chairman	2001	400,000	100,000	—	—
Cynthia M. Butitta	2003	310,000	275,000	50,000	
Chief Operating Officer and Chief Financial	2002	290,000	110,000	100,000	—
Officer	2001	232,387	68,750	250,000	—
Reinaldo F. Gomez	2003	275,000	100,000	50,000	—
Senior Vice President, Product Development	2002	250,000	75,000	100,000	—
	2001	214,583	56,250	—	—

(1) These bonuses, which were awarded for and accrued in the year noted, were paid in the subsequent year.

STOCK OPTION GRANTS AND EXERCISES

The Company grants options to its employees, including executive officers, under its 2000 Equity Incentive Plan (the "Incentive Plan"). As of March 1, 2004, options to purchase a total of 5,015,426 shares were outstanding under the Incentive Plan and options to purchase 2,195,897 shares remained available for grant thereunder. Prior to the Company's initial public offering, the Company granted options to its employees, including executive officers, under its 1996 and 1988 Stock Option Plans, which both terminated as of the effective date of the initial public offering, and outside the plans. No new stock options are being granted under the 1996 and 1988 Stock Option Plans and, as of March 1, 2004, 1,239,219 shares are outstanding under these plans and none are outstanding outside the plans. Options generally vest over a four-year period. Generally, 25% of the initial option grant vests on the one-year anniversary of employment and the remainder vests in a series of equal monthly installments beginning on the one-year anniversary of employment and continuing over the next three years of service. The exercise price per share is equal to the fair market value of the Company's Common Stock on the date of grant, as determined in accordance with the provisions of the Incentive Plan based on the closing prices for the Company's Common Stock on the Nasdaq National Market. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Company's option plans may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options outstanding under the Incentive Plan and the 1996 Stock Option Plan, held by those participants whose continuous service has not terminated, shall accelerate in full and the options will terminate if not exercised at or prior to such change of control transaction, while the options outstanding under the 1988 Stock Option Plan will terminate without acceleration.

The following tables show for the fiscal year ended December 31, 2003, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (1)	Exercise of Base Price (2) ($/sh)	Expiration Date	5% ($)	10% ($)
Michael M. Wick President, Chief Executive Officer and Chairman	75,000(4)	6.66	11.16	2/21/2013	526,385	1,333,962
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	50,000(4)	4.44	11.16	2/21/2013	350,923	889,308
Reinaldo F. Gomez Senior Vice President, Product Development	50,000(4)	4.44	11.16	2/21/2013	350,923	889,308

(1) The percentage of total options was calculated based on options to purchase an aggregate of 1,126,500 shares of Common Stock granted to employees under the Company's stock option plans in 2003.

(2) All options were granted at the fair market value of the Company's Common Stock on the date of grant.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last

day of its term for the appreciated stock price. No gain to the option holder is possible unless the stock price increases over the option term. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(4) Fifty percent (50%) of the options will vest on the second anniversary of the date of grant and the remaining Fifty percent (50%) will vest ratably on a monthly basis over the following two years thereafter.

Aggregated Option Exercises in Last Fiscal Year, and Fiscal Year End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at December 31, 2003(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2003($) Exercisable/Unexercisable(2)
Michael M. Wick President, Chief Executive Officer and Chairman	—	—	917,750/206,250	$18,046,288/$2,659,813
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	18,229	199,407	202,605/229,166	3,768,610/3,358,206
Reinaldo F. Gomez Senior Vice President, Product Development	—	—	250,730/154,687	5,236,954/1,926,345

(1) The value realized is based on the fair market value of the Company's Common Stock on the date of exercise minus the exercise price.

(2) Amounts shown in the value of unexercised in-the-money options at December 31, 2003 column are based on the fair market value of $23.00 per share, representing the closing price on Nasdaq National Market on December 31, 2003, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the aggregate exercise price payable for these shares.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

The Company entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors which became effective in January 2000. Either the Company or Dr. Wick may terminate his employment at any time for any reason. If Dr. Wick is terminated without cause, he is entitled to receive as severance, continued payment of his base salary and health care benefits for twelve months. The monthly vesting of stock options will also continue for the same twelve months.

In February 2003, the Company adopted a Change of Control Severance Benefit Plan (the "Severance Plan"). The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and certain Senior Vice Presidents, Vice Presidents and other officers specified by the Board of Directors, the Compensation Committee or the Chief Executive Officer are eligible to participate in the Severance Plan. The Severance Plan provides for benefits in the event that an eligible individual's employment with the Company is terminated, voluntarily or involuntarily without cause within one year after a change in control of the Company. Currently, under the

Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (A) 100% of accelerated vesting of stock options, (B) payment of the equivalent of 200% of the sum of his annual base salary and either (1) the cash bonus actually paid for the previous year or (2) the cash bonus targeted to be received for the then current year, whichever is higher, and (C) continuation of health benefits for up to 24 months. Dr. Wick's benefits under the Severance Plan, when applicable, will supersede the severance benefits under his employment contract. The other Named Executive Officers may be eligible to receive (A) 100% of accelerated vesting of stock options, (B) payment of the equivalent of 100% of the sum of their annual base salary and either (1) the cash bonus actually paid for the previous year or (2) the cash bonus targeted to be received for the then current year, whichever is higher and (C) continuation of health benefits for up to 12 months. Included in the Severance Plan is a provision for payments by the Company of certain taxes that may be incurred as a consequence of the change of control.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION*

The Compensation Committee of the Board of Directors (the "Committee") is responsible for setting and administering the policies which govern annual executive salaries, bonuses (if any) and stock ownership programs. The Committee is currently composed of three non-employee directors.

Compensation Philosophy

The Committee annually evaluates the performance and determines the compensation of the Chief Executive Officer ("CEO") and the other executive officers of the Company based upon a mix of the achievement of corporate goals, individual performance and comparisons with other biopharmaceutical companies. The policies of the Committee with respect to executive officers, including the CEO, are to provide compensation sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of stockholder value. To support this compensation philosophy, the Committee has established a compensation package consisting of three elements: (i) salary; (ii) stock options; and (iii) bonus.

Base Salary. The salaries of executive officers are not determined by the Company's achievement of specific corporate performance criteria. Instead, the Committee determines the salaries for executive officers based upon review of the individual's performance, levels of responsibility, prior experience, breadth of knowledge and a review of professional compensation reports and other salary surveys. The compensation reports and surveys focus upon biopharmaceutical companies, such as those that make up the Nasdaq Biotechnology Index. Based upon this information, the salaries of executive officers are set at what the Committee believes to be competitive levels relative to other biopharmaceutical companies.

Stock Option Grants. The stock option grants of executive officers also are not determined by the Company's achievement of specific corporate performance criteria. The executive officers' stock options are set at what the Committee believes to be competitive levels, based upon the information noted above and after consideration of the number of stock options authorized for issuance and the total number of stock options to be awarded. In determining where a given officer's total compensation, including the CEO's, is set, the Committee subjectively evaluates such factors as the individual's performance and contribution to the attainment of corporate performance goals.

Bonuses. Based on the reports and surveys of biopharmaceutical companies described above, bonuses are set at what the Committee believes to be competitive levels. However, payment of bonuses is also linked to the attainment of specified corporate goals which the Committee sets at the meeting during which management presents the financial plan for the next year. Among other things, the attainment of these goals determines whether a bonus will be paid to all employees and the amount of funding available for the bonus pool. For the bonus for services rendered in 2003, the corporate performance goals, in order of importance, related to: (i) launch of registration trials for TELCYTA; (ii) successful completion of a positive clinical trial of TELINTRA; (iii) the completion of fundraising activities, including the Company's equity offering in 2003; and (iv) maintaining balance sheet strength and fiscal control of expenditures. The Committee set the bonus for each executive officer based on the Committee's subjective evaluation of the individual's performance. The Committee determined that the specified corporate goals were attained for services rendered in 2003, based upon the Company's plans and objectives set by the Board of Directors.

Corporate Performance and CEO Compensation

The Committee uses the same procedures described above in setting the annual salary, bonus and stock option awards for the Company's CEO, Michael M. Wick, M.D., Ph.D. The CEO is not present during the discussion of his compensation.

---

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CEO's Base Salary. The Committee reviews and establishes the base salary for Dr. Wick based on compensation data for comparable companies and the Committee's assessment of his past performance and its expectations as to his future contributions in directing the Company's long-term success. Accordingly, Dr. Wick's base salary was increased from $425,000 in 2002 to $455,000 in 2003 and $475,000 in 2004.

CEO's Stock Option Grants. The Committee determined that, based upon Dr. Wick's performance in 2003, it was appropriate to grant Dr. Wick a stock option to purchase 150,000 shares of the Company's common stock at $24.13 per share, which grant was approved on January 22, 2004 for services provided in 2003. Fifty percent of such grant will vest two years from the date of grant and thereafter the remainder will vest in equal monthly installments over the next two years. The Committee believes that the grant to Dr. Wick is necessary to maintain the overall competitiveness of his compensation package and to maintain the strength of the alignment of his interest with those of the Company's stockholders. The Committee intends to continue to monitor Dr. Wick's compensation levels in light of his performance and the compensation levels of executives at comparable companies.

CEO's Bonus. The Committee determined that it was appropriate to award Dr. Wick a bonus in the amount of $525,000 for services provided to the Company in 2003. As with other executives officers, total compensation was based, in part, on the Company's accomplishments and Dr. Wick's contributions, including the launch of registration trials for TELCYTA, the substantial completion of a positive clinical trial of TELINTRA, the completion of a successful equity offering in 2003, continued advancement of promising product candidates through preclinical development and maintenance of balance sheet strength and fiscal control of expenditures. The Committee determined that the specified corporate goals were attained for services rendered in 2003, based upon the Company's plans and objectives set by the Board of Directors.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Internal Revenue Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to its Named Executive Officers shall be designed to qualify as "performance-based compensation."

The Compensation Committee:

Stefan Ryser
Steven F. Goldring
Richard B. Newman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee consists of three independent directors: Drs. Ryser and Goldring and Mr. Newman. None of the members of the Compensation Committee is currently or has been at any time one of the Company's officers or employees. Dr. Ryser serves as a managing partner of Bear Stearns Health Innoventures, L.P., an employee of Bear, Stearns & Co. and a managing director of Bear Stearns Asset Management which is independent of Bear, Stearns & Co. Investment Banking. Dr. Ryser is not affiliated with any trading activity conducted by Bear Stearns Investment Banking. Bear, Stearns Investment Banking was one of six co-managers in an offering of the Company's common stock completed on December 4, 2003.

PERFORMANCE MEASUREMENT COMPARISON*

The following graph shows the total stockholder return of an investment of $100 in cash on August 11, 2000 for: (i) the Company's Common Stock; (ii) the Nasdaq Composite Index; (iii) the Nasdaq Biotechnology Index; (iv) the Nasdaq U.S. Index**; and (v) the Nasdaq Pharmaceutical Stocks Index**. All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year:



DOLLARS
350
300
250
200
150
100
50
0
8/11/2000
12/31/2000
12/31/2001
12/31/2002
12/31/2003
Telik, Inc.
Nasdaq Biotechnology Index
Nasdaq Pharmaceutical Stocks Index
Nasdaq Composite Index
Nasdaq U.S. Index

	August 11, 2000	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
Telik, Inc.	$100	$94	$191	$165	$326
Nasdaq Composite Index	100	65	51	35	53
Nasdaq Biotechnology Index	100	89	75	41	60
Nasdaq U.S. Index	100	65	51	36	53
Nasdaq Pharmaceutical Stocks Index	100	91	78	50	73

* The material in this section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

** The Company has selected the Nasdaq Pharmaceutical Stocks Index and the Nasdaq U.S. Index as its new published industry indices because the Nasdaq Biotechnology Index and the Nasdaq Composite Index are not cumulative total return indices, as required by the regulations promulgated by the Securities and Exchange Commission under the 1934 Act. The total stockholder return for the Nasdaq Composite Index and the Nasdaq U.S. Index is represented on the graph by a single line because the value of the investment was the same for these indices for the period presented at each plotting point except for December 31, 2002 as noted in the table above.

CERTAIN TRANSACTIONS

Gail L. Brown, M.D., served as a consultant to the Company from October 1998 to November 2001 on matters involving the clinical development of the Company's product candidates. Dr. Brown, the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman, joined the Company as a Senior Vice President and Chief Medical Officer on November 26, 2001. Dr. Brown's compensation in 2003 included an annual salary of $355,000, an additional option grant of 75,000 shares at an exercise price of $11.16 per share and a bonus award in the amount of $120,000 for services provided to the Company in 2002. In 2004, Dr. Brown received an option grant of 125,000 shares at an exercise price of $24.13 per share and a bonus in the amount of $375,000 for services provided to the Company in 2003. In addition, as an Executive Officer Dr. Brown is eligible to participate in the Company's Change of Control Severance Benefit Plan as described under "Employment, Severance and Change of Control Agreements" section of this proxy statement.

The Company has entered into indemnification agreements with its directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. The Company also intends to enter into those agreements with its future directors and officers.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Telik stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to: Wendy Wee, Sr. Director, Controller, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304 or contact Wendy Wee at (650) 845-7724. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



William P. Kaplan
Secretary

April 9, 2004

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2003 is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

APPENDIX A

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE

PURPOSE AND POLICY

The primary purpose of the Audit Committee (the "***Committee***") shall be to act on behalf of the Board of Directors (the "***Board***") of Telik, Inc. (the "***Company***") in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, the systems of internal accounting and financial controls and audits of financial statements, the quality and integrity of the Company's financial statements and reports and the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (the "***Auditors***"). The Committee shall also provide oversight assistance in connection with the Company's legal, regulatory and ethical compliance programs as established by management and the Board. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the "***QLCC***") within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the "***Rules of Professional Conduct***"). The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee and the Auditors and the Company's financial management.

COMPOSITION

The Committee shall consist of at least three members of the Board. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("***Nasdaq***") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time.

MEETINGS AND MINUTES

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company.

AUTHORITY

The Committee shall have authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have authority to initiate investigations, to provide notices, including notices to the Securities and Exchange Commission (the "***SEC***"), to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

RESPONSIBILITIES

The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. ***Evaluation and Retention of Auditors.*** To evaluate the performance of the Auditors, to assess their qualifications (including their internal quality-control procedures and any material issues raised by that firm's most recent internal quality-control or peer review or any investigations by regulatory authorities) and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year, which retention shall be subject only to ratification by the Company's stockholders.

2. ***Approval of Audit Engagements.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

3. ***Approval of Non-Audit Services.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

4. ***Auditor Conflicts.*** At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

5. ***Audited Financial Statement Review.*** To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the SEC and to recommend whether or not such financial statements should be so included.

6. ***Annual Audit Results.*** To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

7. ***Quarterly Results.*** To review and discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the SEC of the Company's Quarterly Report on Form 10-Q and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

8. ***Management's Discussion and Analysis***. To review and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the SEC.

9. ***Press Releases***. To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

10. ***Risk Assessment and Management***. To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

11. ***Management Cooperation with Audit***. To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

12. ***Management Letters***. To review and discuss with the Auditors and, if appropriate, management, any management letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

13. ***Disagreements Between Auditors and Management***. To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

14. ***Internal Control Over Financial Reporting***. To confer with management and the Auditors regarding the scope, adequacy and effectiveness of internal control over financial reporting including any special audit steps taken in the event of material control deficiencies.

15. ***Separate Sessions***. Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

16. ***Correspondence with Regulators***. To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

17. ***Complaint Procedures***. To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

18. ***Regulatory and Accounting Initiatives***. To review with management, counsel and the Auditors, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

19. ***Ethical Compliance***. To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Conduct, including review and approval of related-party transactions as required by Nasdaq rules and review of updates to the Code of Conduct.

20. ***Investigations***. To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

21. ***Proxy Report***. To prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

22. ***Annual Charter Review***. To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

23. ***Report to Board***. To report to the Board with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

24. ***Procedures for Receipt of Attorney Report***. To adopt written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct.

25. ***QLCC Responsibilities***. To carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.

26. ***General Authority***. To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

APPENDIX B
CHARTER OF THE NOMINATING COMMITTEE

ORGANIZATION

The Nominating Committee (the "***Committee***") of the Board of Directors (the "***Board***") of Telik, Inc., a Delaware corporation (the "***Company***"), shall consist of at least two members of the Board. No Committee member shall be an employee of the Company, and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market ("***Nasdaq***"), when and as required by Nasdaq. The members of the Committee shall be appointed by the Board.

STATEMENT OF POLICY

The purpose of the Committee shall be to (i) identify, review and evaluate candidates to serve as directors of the Company and review and evaluate incumbent directors; (ii) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (iii) recommend to the Board for selection candidates to the Board; and (iv) make other recommendations to the Board regarding affairs relating to the directors of the Company.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Resources* – The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board* – The Committee shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

RESPONSIBILITIES

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations* – The Committee has the responsibility of identifying, reviewing and evaluating candidates to serve on the Company's Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the primary responsibility for reviewing, evaluating and considering the recommendation for nomination of incumbent directors for reelection to the Board, as well as monitoring the size of the Board. The Committee shall also or recommend to the Board for selection candidates to the Board. The Committee shall also have the power and authority to consider recommendations for Board nominees and proposals submitted by the Company's stockholders and to establish any policies, requirements, criteria and procedures, including policies and procedures to facilitate stockholder communications with the Board of Directors, to recommend to the Board appropriate action on any such proposal or recommendation and to make any disclosures required by applicable law in the course of exercising its authority.

- *Board Assessment* – The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include evaluation of the Board's contribution as a whole and effectiveness in serving the best interests of the Company and its stockholders, specific areas in which the Board and/or management believe contributions could be improved, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the integrity, experience, judgment, commitment, skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by Nasdaq. The results of these reviews shall be provided to the Board for further discussion as appropriate.

MEETINGS

The Committee will hold at least one regular meeting per year and additional meetings, as the Committee deems appropriate.

REPORTS

The Committee will report to the Board from time to time, or whenever so requested by the Board.

Directory and Information

Board of Directors

Michael M. Wick, M.D., Ph.D.
Chairman, Chief Executive Officer and President, Telik, Inc.

Edward W. Cantrall, Ph.D.
Biotechnology and Genomics Consultant

Robert W. Frick
Financial and Business Strategy Consultant
Former Vice Chairman and Chief Financial Officer, Bank of America

Steven R. Goldring, M.D.
Professor of Medicine, Harvard Medical School
Chief of Rheumatology, Beth Israel Deaconess Medical Center

Mary Ann Gray, Ph.D.
President, Gray Strategic Advisors, LLC

Richard B. Newman
President and Chief Executive Officer
D&R Products Co., Inc.

Stefan Ryser, Ph.D.
Managing Partner
Bear Stearns Health Innoventures L.P.

Executive Officers

Michael M. Wick, M.D., Ph.D.
Chairman, Chief Executive Officer and President

Cynthia M. Butitta
Chief Operating Officer and Chief Financial Officer

Reinaldo F. Gomez, Ph.D.
Senior Vice President, Product Development

Key Personnel

Gail L. Brown, M.D.
Senior Vice President and Chief Medical Officer

Marc L. Steuer
Senior Vice President, Business Development

William P. Kaplan, Esq.
Vice President, Legal Affairs

James E. Keck, Ph.D.
Vice President, Biology Research

David W. Lair
Vice President, Finance and Clinical Operations

Robert T. Lum, Ph.D.
Vice President, Preclinical Development

Carlos A. Parra
Vice President, Quality

Steven R. Schow, Ph.D.
Vice President, Chemistry Research

Bhavender P. Sharma, Ph.D.
Vice President, Manufacturing

Jay P. Shepard
Vice President, Commercial Operations

Corporate Headquarters

3165 Porter Drive
Palo Alto, CA 94304
Tel: 650 845 7700
Fax: 650 845 7800
Web: www.telik.com
Email: inquiry@telik.com

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Tel: 781 575 3400
Web: www.equiserve.com

Legal Counsel

Cooley Godward LLP
Palo Alto, CA

Independent Auditors

Ernst & Young LLP
Palo Alto, CA

Annual Meeting

Telik's annual stockholders meeting will be held on May 12, 2004 at 9:00 a.m. at company headquarters.

Report on Form 10-K

Additional information constituting part of this 2003 annual report is contained in Telik's Annual Report on Form 10-K for the year ended December 31, 2003, a copy of which is included herewith. Additional copies of the Form 10-K may be obtained by contacting us by mail, telephone, fax or Email.

Stock Market Information

Telik's common stock is traded on the Nasdaq National Market under the symbol TELK.

You should not rely on forward-looking information contained in this annual report. Telik can give no assurance with regard to these statements, as they are subject to various risks and uncertainties. All of Telik's product candidates, including TELCYTA™ and TELINTRA™, are in the early stages of development and the potential benefits of each must still be proven. For detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in Telik's periodic filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003, a copy of which is provided with this annual report. Telik assumes no obligation to update or revise any forward-looking statements in this annual report, whether changes occur as a result of new information, future events or otherwise.

TELIK

Telik, Inc.
3165 Porter Drive
Palo Alto, CA 94304
Tel: 650 845 7700
Fax: 650 845 7800
www.telik.com

3789-10K-0